Exhibit 99.3

THIRD AMENDMENT TO

AMENDED AND RESTATED NOTE AND GUARANTEE AGREEMENT

This THIRD AMENDMENT TO AMENDED AND RESTATED NOTE AND GUARANTEE AGREEMENT, dated as of June 14, 2022 and made effective as at and from such date (this “Amendment”), is among FIRSTSERVICE CORPORATION, a company incorporated under the laws of Ontario, Canada (together with its successors and assigns, the “Company”), and each of the Noteholders (as such term is defined below).

PRELIMINARY STATEMENTS

A.       The Company is a party to that certain Amended and Restated Note and Guarantee Agreement, dated as of June 1, 2015 (as amended by that certain Amendment Agreement dated as of March 14, 2019, that certain Waiver and Amendment dated as of April 18, 2019 and as amended hereby, and as the same may be further amended, restated, supplemented or otherwise modified from time to time, the “Note Purchase Agreement”), together with each of the institutions named on Schedule A thereto (such institutions, together with their respective transferees and assignees, being referred to herein, individually, as a “Noteholder” and, collectively, as the “Noteholders”), which governs the terms of the Amended and Restated Guaranteed Senior Secured Notes due 2025 in the aggregate original principal amount of $150,000,000 previously issued by the Company (as amended, restated, supplemented or otherwise modified from time to time, including any notes issued in substitution, replacement or exchange therefor, collectively, the “Notes”). The Note Purchase Agreement as in effect immediately prior to the date hereof is herein referred to as the “Existing Note Purchase Agreement.”

B.       The Company has requested that, inter alia, the Noteholders (i) agree to release the Collateral securing the obligations under and in respect of the Note Purchase Agreement, the Notes and the other Financing Documents and terminate the Liens granted in favor of BNY Trust Company of Canada, in its capacity as Collateral Agent for and on behalf of itself and the Noteholders (in such capacity, the “Collateral Agent”), pursuant to the terms of the Security Documents, and (ii) amend certain provisions of the Existing Note Purchase Agreement, in each case upon the terms and subject to the conditions hereinafter set forth.

C.       Subject to the terms and conditions set forth in this Amendment, the Noteholders have agreed to release the Collateral and authorize and direct the Collateral Agent to terminate the Liens securing the obligations under and in respect of the Note Purchase Agreement, the Notes and the other Financing Documents pursuant to the Security Documents and to amend the certain terms and provisions of the Existing Note Purchase Agreement as more fully set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto covenant and agrees as follows:

AMENDMENT

1.                  DEFINED TERMS.

Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Note Purchase Agreement.

2.                  AMENDMENTS TO EXISTING NOTE PURCHASE AGREEMENT.

Subject to the satisfaction of the conditions precedent set forth in Section 6 hereof:

(a)               the Existing Note Purchase Agreement (excluding the Exhibits and Schedules thereto, other than Exhibit 1 as provided in Section 2(b) below and Schedule B (Defined Terms) thereto) is hereby amended as of the Amendment Effective Date (as defined below) to (i) delete the red or green stricken text (indicated textually in the same manner as the following examples: ~~stricken text~~ and ~~stricken text~~) and (ii) add the blue or green double-underlined text (indicated textually in the same manner as the following examples: double-underlined text and double-underlined text), in each case, as set forth in the marked copy of the Note Purchase Agreement attached as Annex A hereto and made a part hereof for all purposes.

(b)               Exhibit 1 (Form of Amended and Restated Guaranteed Senior Note due January 16, 2025) to the Existing Note Purchase Agreement is hereby amended and restated in its entirety to read as set forth on Annex B hereto.

3.                  RELEASE OF COLLATERAL.

Subject to the satisfaction of the conditions precedent set forth in Section 6 hereof, on the Amendment Effective Date, the Noteholders hereby agree and irrevocably authorize and direct the Collateral Agent to release, discharge and terminate all Liens on the Collateral granted in favor of the Collateral Agent, for the benefit of the Noteholders, pursuant to the Security Documents in accordance with the terms of the Collateral Release Documents (as defined below). Notwithstanding anything to the contrary contained herein or in any such Collateral Release Document, each of the Guarantees to which any Guarantor is a party shall remain in full force and effect following the release of the Collateral, except to the extent such Guarantees are specifically amended or modified by the terms of the Collateral Release Documents.

4.                  SUCCESSORS AND ASSIGNS.

This Amendment shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including, without limitation, any subsequent holder of a Note pursuant to Section 15.2 of the Note Purchase Agreement) whether so expressed or not.

5.                  AMENDMENT.

This Amendment may not be amended or modified except by an instrument in writing signed by the Company and the Required Holders.

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6.                  EFFECTIVENESS.

The Amendment shall become effective only upon the date (the “Amendment Effective Date”) that all of the following conditions precedent shall have been satisfied in full:

(a)               the Noteholders shall have received a counterpart hereof, duly executed and delivered by the Company and each other Noteholder;

(b)               the representations and warranties of the Company made in Section 11 of this Amendment shall be true and correct as of the Amendment Effective Date;

(c)               the Noteholders shall have received true, correct and complete copies of (1) that certain Second Amended and Restated Credit Agreement, dated as of February 17, 2022, by and among, inter alia, the Company, the Guarantors signatory thereto, the Banks signatory thereto, The Toronto-Dominion Bank, in its capacity as Canadian administration agent and U.S. administration agent, and each of the other parties thereto (the “Amended Credit Agreement”), and (2) each of the material documents, instruments and agreements executed in connection therewith (including the documents relating to the release of the collateral previously securing the obligations thereunder); and

(d)               the Noteholders shall have received true, correct and complete copies of (1) that certain Release of Collateral, dated as of the date hereof, executed by the Company, the Guarantors, the Collateral Agent and each of the Noteholders (the “Collateral Release Agreement”), (2) that certain Confirmation and Reaffirmation of Financing Documents (Canadian Documents), dated as of the date hereof (the “Canadian Reaffirmation”), executed by each Canadian Guarantor in favor of the Noteholders, (3) that certain Confirmation and Reaffirmation of Financing Documents (US Documents), dated as of the date hereof, executed by each U.S. Guarantor in favor of the Noteholders (the “U.S. Reaffirmation”), and (4) that certain Termination of Intercreditor Agreement, dated as of the date hereof, by and among the Company, the Guarantors, the Collateral Agent and each of the Noteholder, in each case, in form and substance satisfactory to the Noteholders and duly executed by each of the parties thereto and effective currently with or prior to the effectiveness of this Amendment.

7.                  EXPENSES.

Whether or not this Amendment becomes effective, the Company will promptly (and in any event within thirty (30) days of receiving any statement or invoice therefor) pay all fees, expenses and costs relating to this Amendment and the transactions contemplated hereby, including, but not limited to, the reasonable fees and expenses of the Noteholders’ special counsel and any local counsel, incurred in connection with the preparation, negotiation and delivery of this Amendment and any other documents related thereto. Nothing in this Section 7 shall limit the Company’s obligations pursuant to Section 17.1 of the Note Purchase Agreement.

8.                  SEVERABILITY.

Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

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9.                  COUNTERPARTS.

This Amendment may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

10.              RATIFICATION OF NOTE PURCHASE AGREEMENT, ETC.

This Amendment shall be construed in connection with and as part of the Note Purchase Agreement and all terms, conditions and covenants contained in the Note Purchase Agreement, as expressly amended by this Amendment, and all terms, conditions and covenants contained in the Financing Documents, are hereby ratified and confirmed and shall be and remain in full force and effect. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Amendment may refer to the Note Purchase Agreement without making specific reference to this Amendment, but nevertheless all such references shall include this Amendment unless the context otherwise requires.

11.              COMPANY REPRESENTATIONS AND WARRANTIES.

The Company represents and warrants as follows:

(a)       Organization; Power and Authority.

The Company is a corporation duly organized, validly existing and in good standing under the laws of Ontario, Canada and, where legally applicable, is duly qualified as a foreign corporation and is in good standing, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has the corporate power and authority to execute and deliver this Amendment and to perform the provisions of the Note Purchase Agreement (as amended hereby) and the other Financing Documents.

(b)       Authorization, Etc.

This Amendment has been duly authorized by all necessary corporate action on the part of the Company and each of this Amendment and the Note Purchase Agreement constitutes a legal, valid and binding obligation of the Company enforceable in accordance with their respective terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

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(c)       Compliance with Laws, Contracts, Etc.

The execution, delivery and performance by the Company of this Amendment and the performance by it of the Note Purchase Agreement will not

(i)                 contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum and articles of association (or rules, as applicable), regulations or by-laws, or any other agreement or instrument to which any of them is bound or by which they or any of their respective properties may be bound or affected,

(ii)              conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Subsidiary, or

(iii)        violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.

(d)       Governmental Authorizations, Etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Amendment or the performance by the Company of the Note Purchase Agreement.

(e)        Warranties and Representations True.

All representations and warranties made by the Company in the Financing Documents continue to be true and correct as of the Amendment Effective Date (except to the extent made with respect to a specified date) with the same force and effect as if made by the Company on the date hereof and set forth herein in full.

(f)       No Defaults.

No Default or Event of Default has occurred and is continuing.

(g)       No Fees/Consideration.

Except to the extent set forth in the Amended Credit Agreement, neither the Company nor any of its Affiliates has paid or agreed to pay any fees or other consideration, or given any additional security or collateral, or shortened the maturity or average life of, or increased the interest rate on, any indebtedness of the Company or any Subsidiary or permanently reduced the borrowing capacity in respect thereof, in each case, in connection with the obtaining of any consents or approvals of any Person substantially the same as the amendments set forth in this Amendment.

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12.              GOVERNING LAW.

THIS AMENDMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.

[Remainder of page intentionally left blank. Next page is signature page.]

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IN WITNESS WHEREOF, this Amendment has been executed by the parties hereto as of the date first above written.

FIRSTSERVICE CORPORATION

By: “Jeremy Rakusin”
Name: Jeremy Rakusin
Title: Chief Financial Officer

[Signature Page 1 of 3 to Third Amendment to Amended and Restated Note and Guarantee Agreement]

Acknowledged and Agreed:

NEW YORK LIFE INSURANCE COMPANY

By: “Loyd T. Henderson”

Name: Loyd T. Henderson

Title: Vice President

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

By: New York Life Investment Management LLC, Its Investment Manager

By: “Loyd T. Henderson”

Name: Loyd T. Henderson

Title: Managing Director

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION INSTITUTIONALLY OWNED LIFE INSURANCE SEPARATE ACCOUNT (BOLI 30C)

By: New York Life Investment Management LLC, its Investment Manager

By: “Loyd T. Henderson”

Name: Loyd T. Henderson

Title: Managing Director

[Signature Page 2 of 3 to Third Amendment to Amended and Restated Note and Guarantee Agreement]

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By: “Engin Okaya”

Name: Engin Okaya

Title: Vice President

FARMERS NEW WORLD LIFE INSURANCe COMPANY

By: Prudential Private Placement Investors, L.P. (as Investment Advisor)

By: Prudential Private Placement Investors, Inc. (as its General Partner)

By: “Engin Okaya”

Name: Engin Okaya

Title: Vice President

THE GIBRALTAR LIFE INSURANCE CO., LTD.

By: Prudential Investment Management Japan Co. Ltd., as Investment Manager

By: Prudential Investment Management, Inc., as Sub-Advisor

By: “Engin Okaya”

Name: Engin Okaya

Title: Vice President

[Signature Page 3 of 3 to Third Amendment to Amended and Restated Note and Guarantee Agreement]

ANNEX A

AMENDMENTS TO EXISTING NOTE PURCHASE AGREEMENT

Conformed Copy (incorporating Amendment Agreement dated March 14, 2019 and , Waiver and Amendment dated as of April 18, 2019 ) and Third Amendment dated June 14, 2022) FIRSTSERVICE CORPORATION AMENDED AND RESTATED NOTE AND GUARANTEE AGREEMENT D ATED AS OF J UNE 1, 2015 U.S.$150,000,000 A MENDED AND R ESTATED G UARANTEED S ENIOR S ECURED N OTES DUE J ANUARY 16, 2025 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

TABLE OF CONTENTS - i - 1. 2. BACKGROUND . Page 1 AMENDMENT AND RESTATEMENT . 2 1. Assumption and Release . 2 2. Amendment and Restatement of Original Agreement . 3 3. Amendment and Restatement of Original Notes . 3 3. 4. CLOSING . 4 CONDITIONS TO CLOSING . 4 1. Representations and Warranties . 4 2. Performance; No Default . 4 3. Compliance Certificates . 4 4. Opinions of Counsel . 4 5 5. Replacement Notes . 5 6. Private Placement Number . 5 7. Payment of Special Counsel Fees, etc . 5 8. [Reserved] . 5 9. Changes in Corporate Structure . 5 10. Evidence of Consent to Receive Service of Process . 5 6 11. Guarantees . 6 12. Financing Documents; Security Interests . 6 13. [Reserved] . 6 14. Lien Searches . 6 15. Intercreditor Agreement . 6 16. Security Documents . 6 7 17. Payoff of Existing Credit Agreement . 7 18. Credit Agreement . 7 19. The Transactions . 7 20. Insurance . 8 21. Projections . 8 22. Proceedings and Documents . 8 5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY . 8 5.1. Organization; Power and Authority . 8 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

TABLE OF CONTENTS (continued) Page 17 18 18 2. Authorization, etc . 8 9 3. Disclosure . 9 4. Organization and Ownership of Shares of Subsidiaries; Affiliates . 9 5. Financial Statements . 10 6. Compliance with Laws, Other Instruments, etc . 10 11 7. Governmental Authorizations, etc . 11 8. Litigation; Observance of Agreements, Statutes and Orders . 11 9. Taxes; Foreign Taxes . 12 10. Title to Property; Leases . 12 11. Licenses, Permits, etc . 12 13 12. Compliance with ERISA; Foreign Pension Plans . 13 13. [Reserved] . 14 14. [Reserved] . 14 15. Existing Indebtedness; Future Liens . 14 16. Foreign Assets Control Regulations, Etc . 15 17. Status under Certain Statutes . 16 17 18. Environmental Matters . 17 19. Ranking . 17 18 20. Guarantees . 21. Ownership; Security Documents [Reserved]. 22. Chief Executive Office . 18 23. Previous Acquisitions . 18 6. REPRESENTATIONS OF THE EXISTING NOTEHOLDERS . 19 18 1. Purchase for Investment . 19 18 2. Source of Funds . 19 7. INFORMATION AS TO THE COMPANY . 21 20 1. Financial and Business Information . 21 20 2. Officer’s Certificate . 23 3. Inspection . 24 - ii - 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

TABLE OF CONTENTS (continued) Page 4. Electronic Delivery . 25 24 5. Notices to Collateral Agent and Noteholders Regarding Bank Collateral Agent Action 25 8. PREPAYMENT OF THE NOTES . 26 25 1. Required Prepayments; Maturity . 26 25 2. Optional Prepayments with Make - Whole Amount . 26 25 3. Prepayment in Connection with a Payment under Section 13 . 26 25 4. Offer to Prepay upon Certain Events . 27 26 5. Notices, Etc . 30 29 6. Allocation of Partial Prepayments . 31 30 7. Maturity; Surrender, etc . 31 30 8. Purchase of Notes . 31 30 9. Make - Whole Amount . 31 30 9. AFFIRMATIVE COVENANTS . 33 32 1. Compliance with Laws . 33 32 2. Insurance . 33 3. Maintenance of Properties . 34 33 4. Payment of Taxes and Claims . 34 33 5. Corporate Existence, etc . 34 33 6. Ranking . 34 7. Additional Guarantors . 35 34 8. Further Assurances; Release of Collateral, Guarantees , etc ; Collateral Release. 35 34 9. Most Favored Lender . 36 35 10. [Reserved] . 37 36 11. Post - Closing Obligations . 37 36 10. NEGATIVE COVENANTS . 37 36 1. Transactions with Affiliates . 37 36 2. Merger, Consolidation, etc . 37 36 3. Liens . 39 38 - iii - 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

TABLE OF CONTENTS (continued) Page 4. Consolidated Net Worth 41 [Reserved] 40 5. Leverage Ratio . 41 40 6. Interest Coverage Ratio . 42 40 7. Subsidiary Indebtedness . 42 40 8. Limitation on Priority Debt . 42 41 9. Disposition of Assets . 43 41 10. Terrorism Sanction Regulations . 44 42 11. Line of Business . 44 42 12. Restricted Payments . 44 43 13. Acquisitions . 45 43 14. Amendments to Call Options . 45 44 15. [Reserved] . 45 44 16. Canadian Pension Plans . 45 44 11. EVENTS OF DEFAULT . 45 44 12. REMEDIES ON DEFAULT, ETC . 49 47 1. Acceleration . 49 47 2. Other Remedies . 49 48 3. Rescission . 50 48 4. No Waivers or Election of Remedies, Expenses, etc . 50 49 13. 14. 15. TAX INDEMNIFICATION . 50 49 [RESERVED] . 53 52 REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES . 53 52 1. Registration of Notes . 53 52 2. Transfer and Exchange of Notes . 53 52 3. Replacement of Notes . 54 53 16. PAYMENTS ON NOTES . 54 53 1. Place of Payment . 54 53 2. Home Office Payment . 55 53 17. EXPENSES, ETC . 55 54 - iv - 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

TABLE OF CONTENTS (continued) - v - Page 1. Transaction Expenses . 55 54 2. Taxes . 56 54 3. Survival . 56 55 18. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT . 56 55 19. AMENDMENT AND WAIVER . 57 55 1. Requirements . 57 55 2. Solicitation of Holders of Notes . 57 56 3. Binding Effect, etc . 57 56 4. Notes held by the Company, etc . 58 56 20. NOTICES . 58 57 21. REPRODUCTION OF DOCUMENTS . 59 57 22. CONFIDENTIAL INFORMATION . 59 58 23. [RESERVED] . 60 59 24. JURISDICTION AND PROCESS; WAIVER OF JURY TRIAL . 60 59 25. OBLIGATION TO MAKE PAYMENTS IN U.S. DOLLARS . 61 60 26. MISCELLANEOUS . 62 60 1. Successors and Assigns . 62 60 2. Payments Due on Non - Business Days . 62 60 3. Severability . 62 61 4. Construction . 62 61 5. Statement of Interest Rate . 63 61 6. Counterparts . 63 61 7. Governing Law . 63 61 8. Accounting Terms . 63 62 9. Transaction References . 63 62 10. Continued Effectiveness; No Novation . 64 63 11. Existing Financing Statements 64 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

i Tab A : Schedule A - - Information Relating to Existing Noteholders Tab B : Schedule B - - Defined Terms Tab C Schedule C - - Unrestricted Entities Tab D : Schedule 5.3 - - Disclosure Materials Schedule 5.4(a) - - Subsidiaries and Ownership of Subsidiary Stock Schedule 5.4(b) - - Company Organizational Chart Schedule 5.4(c) - - Directors and Senior Officers Schedule 5.4(d) - - Restrictive Agreements Schedule 5.5 - - Financial Statements Schedule 5.8 - - Certain Litigation Schedule 5.11 - - Patents, etc. Schedule 5.15 - - Existing Indebtedness/Liens Schedule 5.21 - - Security Documents Schedule 9.7 - - Intercompany Debt and Security Documents Schedule 9.11 - - Post - Closing Obligations Tab E : Exhibit 1 - - Form of Amended and Restated Guaranteed Senior Secured Note due January 16, 2025 Tab F : Exhibit 4.4(a)(i) - - Form of Opinion of U.S. Counsel for the Company and the Guarantors Tab G : Exhibit 4.4(a)(ii) - - Form of Opinion of Canadian Counsel for the Company and the Guarantors Tab H : Exhibit 4.4(a)(iii) - - Form of Opinion of Local Counsel for the Company and the Guarantors Tab I : Exhibit 4.11 - - Form of Guarantee Schedules and Exhibits 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

FIRSTSERVICE CORPORATION 1140 Bay Street, Suite 4000 Toronto, Ontario Canada M5S 2B4 Amended and Restated Guaranteed Senior Secured Notes due January 16, 2025 As of June 1, 2015 To each of the Existing Noteholders listed in the attached Schedule A: Ladies and Gentlemen: FIRSTSERVICE CORPORATION (formerly known as New FSV Corporation), a company incorporated under the laws of Ontario, Canada (or any successor thereto that shall have become such in the manner prescribed in Section 10 . 2 , the “Company”), agrees with each of the holders of the Notes (as defined below) named on the signature pages attached hereto (each an “Existing Noteholder” and collectively, the “Existing Noteholders”) as follows : 1. BACKGROUND. FirstService Corporation, a corporation formed by amalgamation under the laws of the Province of Ontario pursuant to a Certificate and Articles of Amalgamation effective April 1 , 1999 , as amended (“Old FirstService”), and FirstService Delaware, LP, a Delaware limited partnership (“Fir stService Delaware”), are parties to that certain Note and Guarantee Agreement, dated as of January 16 , 2013 (as amended or otherwise modified prior to the date hereof, the “Or iginal Agreement”), among Old FirstService and FirstService Delaware, on the one hand, and the Existing Noteholders, on the other hand . Pursuant to the terms of the Original Agreement, Old FirstService, among other things, issued and sold 3 . 84 % Guaranteed Senior Secured Notes due January 16 , 2025 in the aggregate principal amount of $ 150 , 000 , 000 (the “Or iginal Notes”) . On March 11 , 2015 , Old FirstService, the Company, FSV Holdco ULC and FirstService Commercial Real Estate Services Inc . (“FCRESI”) (collectively, the “Ar rangement Parties”) entered into an Arrangement Agreement (as amended, the “Ar rangement Agreement”) . Pursuant to such Arrangement Agreement: (a) Old FirstService proposed the separation and spin - off of its “ FirstService Residential ” residential real estate services division and “ FirstService Brands ” property services division, and the assets and liabilities respectively referable to such divisions, into a separate public company (being the Company) ; and (b) the Arrangement Parties would participate in a series of transactions for the separation and reorganization of the assets and liabilities of Old FirstService, such that : (i) FSV Holdco ULC would hold the “ FirstService Residential ” residential real estate services division 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 and the “ FirstService Brands ” property services division of Old FirstService, and the assets and liabilities respectively referable to such divisions (and assume the obligations of Old FirstService under, and become responsible for, the Original Notes), and would, under the Transaction Plan (as defined below), become a wholly owned Subsidiary of the Company and wind up into the Company, with the Company changing its name to “ FirstService Corporation ” (and assuming the obligations of FSV Holdco ULC under, and become responsible for, the Original Notes); (ii) FCRESI would become a wholly owned Subsidiary of Old FirstService; and (iii) Old FirstService would, through FCRESI (and not through FSV Holdco ULC), continue to hold its “ Colliers International ” commercial real estate services division, and the assets and liabilities referable to such division, and would, under the Transaction Plan (as defined below), amalgamate with FCRESI to form a corporation that would be named “ Colliers International Group Inc. ” (collectively, the “Tr ansactions”). On March 13 , 2015 , Old FirstService made an application (the “Application”) under Section 182 of Business Corporations Act , R . S . O . 1990 , Ch . B . 16 (as amended, the “OBCA”), and made a motion within the Application, in each case, in the Ontario Superior Court of Justice (the “Cour t”), such motion seeking the advice and direction of the Court and seeking an Interim Order (which was granted), in connection with the Application, for the approval of an arrangement (as contemplated in the Arrangement Agreement), under subsection 182 (5) of the OBCA . On May 28 , 2015 , the Court made an order (the “Final Order”) approving the Arrangement, as defined and described in the plan of arrangement (as annexed to the Arrangement Agreement) under the OBCA, dated as of May 28 , 2015 (together with all information circulars and disclosures relating thereto and all exhibits, modifications and supplements thereto, in each case, to the extent permitted hereunder, the “Tr ansaction Plan”) ; 2. AMENDMENT AND RESTATEMENT. 1. Assumption and Release. The parties hereto acknowledge that, under the Transaction Plan, FSV Holdco ULC assumed all of Old FirstService’s indebtedness, liabilities and obligations under the Original Note Purchase Agreement and the Original Notes and upon the wind - up of FSV Holdco ULC on the date hereof and immediately prior to the effectiveness of this Agreement, the Company assumed all of FSV Holdco ULC’s indebtedness, liabilities and obligations under the Original Note Purchase Agreement and the Original Notes . The Company hereby agrees that it shall be liable for all of the indebtedness, liabilities and obligations of Old FirstService and FSV Holdco ULC, as applicable, whether now existing or hereafter arising, under and in respect of the Original Note Purchase Agreement and the Original Notes (in each case as amended and restated pursuant to this Agreement as set forth below) . Subject to the satisfaction of the conditions set forth in Section 4 , each Existing Noteholder hereby (a) consents to and acknowledges Old FirstService’s and FSV Holdco ULC’s assignment of their respective indebtedness, liabilities and obligations under the Original Note Purchase Agreement and the Original Notes to the Company, (b) consents to and acknowledges the Company’s assumption of all of Old FirstService’s and FSV Holdco ULC’s indebtedness, liabilities and obligations under and in 2 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 respect of the Original Note Purchase Agreement and the Original Notes, and (c) agrees that immediately after the time to appeal the Final Order under the applicable rules of civil procedure has expired, Old FirstService and FSV Holdco ULC shall be released and discharged from all of their respective indebtedness, liabilities and obligations in their respective capacity as issuer under the Original Note Purchase Agreement and the Original Notes, provided that the Final Order shall not have been, during such appeal period, revised or modified and not have been stayed or subject to a motion to stay or subject to appeal or petition for review, rehearing or certiorari, and provided, further that, if any successful action specified in the previous proviso shall occur with the result that the Company does not retain, in all material respects, the assets which have been transferred to it from Old FirstService pursuant to the Arrangement, then Old FirstService shall remain liable under the Original Agreement and the Original Notes and all other documents that refer to the Company, this Agreement and the Notes shall be deemed to refer also to Old FirstService and, to the extent applicable, the Original Agreement and the Original Notes) . 2. Amendment and Restatement of Original Agreement. Effective upon the date of Closing, this Agreement shall, and hereby does, amend, restate and replace in its entirety the Original Agreement which, as so amended and restated by this Agreement, continues in full force and effect without rescission or novation thereof . The parties hereto acknowledge and agree that the amendments to the Original Agreement set forth herein could have been effected through agreements or instruments amending such agreement, and for convenience, the parties hereto have agreed to restate the terms and provisions of the Original Agreement (having regard to the Transaction Plan, as completed,) . 3. Amendment and Restatement of Original Notes. Effective upon the date of Closing, the Original Notes outstanding on the date of Closing are hereby and shall be deemed to be, automatically and without any further action, amended and restated in their entirety in the form of Exhibit 1 (as so amended and restated, and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Notes”) ; except that the name of the holder thereof, the date and principal amount set forth in each Original Note shall remain the same . The parties hereto hereby acknowledge and agree that (a) the Original Notes as so amended and restated by this Agreement, continue in full force and effect without rescission or novation thereof, (b) the amendments to the Original Notes set forth herein could have been effected through agreements or instruments amending such agreements, and for convenience, the parties hereto have agreed to restate the terms and provisions of the Original Notes (having regard to the Transaction Plan, as completed) and (c) the Company shall be the issuer of the Notes . The Company agrees, upon the request of any holder of an Original Note, to deliver promptly a Note substantially in the form of Exhibit 1 in exchange for each Original Note held by such holder . Certain capitalized and other terms used in this Agreement are defined in Schedule B ; references to a “Schedule” or an “Exhibit” are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement ; and references to a “Section” are, unless otherwise specified, 3 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 references to a Section of this Agreement. The Notes will be secured by the Collateral, all as provided in the Security Documents. The obligations of the Company under this Agreement and the Notes shall be guaranteed by the Guarantors as provided in the Guarantees . 3. CLOSING. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall occur at the offices of Morgan, Lewis & Bockius, LLP, One State Street, Hartford, CT 06103 , at 10 : 00 a . m . , New York City time, at a closing (the “Closing”) on June 1 , 2015 , or on such other Business Day thereafter as may be agreed upon by the Company and the Existing Noteholders . On or prior to the Closing, the Company will deliver to the Existing Noteholders’ special U . S . counsel referred to above, with respect to each Original Note of an Existing Noteholder, a Note dated as of the date of Closing, in the principal amount of such Original Note and payable to such Existing Noteholder, against delivery by such Existing Noteholder of the Original Notes held by such Existing Noteholder (or notice of lost note in accordance with Section 15 . 3 of the Original Agreement) . 4. CONDITIONS TO CLOSING. The agreement of each Existing Noteholder to amend and restate the Original Agreement and the Original Notes in its entirety as provided herein is subject to the satisfaction, on or before the date of Closing, of the following conditions : 1. Representations and Warranties. The representations and warranties of the Company and the Guarantors in each Financing Document shall be correct when made and at the Closing . 2. Performance; No Default. The Company and each of the Guarantors shall have performed and complied with all agreements and conditions contained in each Financing Document required to be performed or complied with by the Company or such Guarantor prior to or at the Closing . No Default or Event of Default shall have occurred and be continuing . 3. Compliance Certificates. (a) Officer’s Certificate . The Company shall have delivered to such Existing Noteholder an Officer’s Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4 . 1 , 4 . 2 , 4 . 9 and 4 . 19 have been fulfilled . (b) Officer’s Certificate . The Company and each Guarantor shall have delivered to such Existing Noteholder an Officer’s Certificate, dated the date of the Closing, certifying as to (i) the resolutions attached thereto and other corporate or other (as applicable) proceedings 4 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 relating to the authorization, execution and delivery of each Financing Document to which the Company or such Guarantor is a party, and (ii) its organizational documents as then in effect. 4. Opinions of Counsel. Such Existing Noteholder shall have received opinions in form and substance satisfactory to such Existing Noteholder, dated the date of the Closing (a) from (i) Fox Rothschild LLP, U . S . counsel for the Company and the Guarantors, (ii) Fogler, Rubinoff LLP, Canadian counsel for the Company and the Guarantors and (iii) local counsel for the Company and the Guarantors in applicable jurisdictions (which counsel shall be reasonably acceptable to the Existing Noteholders), covering the matters set forth in Exhibit 4 . 4 (a)(i) , 4 . 4 (a)(ii) and 4 . 4 (a)(iii) , respectively, (and the Company hereby instructs its counsel to deliver such opinions to the Existing Noteholders) ; (b) [intentionally omitted] ; and (c) [intentionally omitted] . 5. Replacement Notes. The Company shall have executed and delivered replacement Notes to each Existing Noteholder . 6. Private Placement Number. A Private Placement Number issued by Standard & Poor’s CUSIP Service Bureau (in cooperation with the SVO) shall have been obtained for the Notes . 7. Payment of Special Counsel Fees, etc. Without limiting the provisions of Section 17 . 1 , the Company shall have paid on or before the Closing any fees due and owing to the Collateral Agent and the reasonable fees, charges and disbursements of the Existing Noteholders’ (i) special United States counsel, Morgan, Lewis & Bockius LLP and (ii) special Canadian counsel, Gowling Lafleur Henderson LLP, in each case, to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the Closing . In addition, all taxes due in connection with the preparation, execution, delivery, filing, recordation, registration and notarization of any Financing Document or any document furnished under or in connection with any Financing Document shall have been paid in full by the Company and such Existing Noteholder shall have received evidence thereof reasonably satisfactory to such Existing Noteholder . 8. [Reserved]. 9. Changes in Corporate Structure. Except for the transactions contemplated by the Transaction Documents, the Company shall not have changed its jurisdiction of incorporation or formation (as applicable) or been a party to any amalgamation, merger or consolidation or shall have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5 . 5 . 5 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

10. Evidence of Consent to Receive Service of Process. Such Existing Noteholder shall have received, in form and substance satisfactory to such Existing Noteholder, written evidence of the consent of Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210 , New York, NY 10036 - 8401 , to the appointment and designation provided for by Section 24 hereof and Section 5 . 3 of the Guarantees for the period from the date of Closing through January 16 , 2026 (and the payment in full of all fees in respect thereof) . 11. Guarantees. Such Existing Noteholder shall have received a true and complete copy of each Guarantee, duly executed and delivered by the relevant Guarantors identified in Schedule 5 . 4 (a) , and each Guarantee shall be in full force and effect . 12. Financing Documents; Security Interests. This Agreement and each other Financing Document shall have been duly executed and delivered by each of the parties hereto and thereto and shall be in full force and effect . In addition, such Existing Noteholder shall have received evidence reasonably satisfactory to such Existing Noteholder that, subject to Section 9 . 11 , the Company shall have taken all actions as may be necessary or appropriate in order to create and perfect the security interests intended to be created pursuant to the Security Documents . 13. [Reserved]. 14. Lien Searches. Such Existing Noteholder shall have received the results of recent searches, conducted by a Person reasonably satisfactory to such Existing Noteholder, of Personal Property Security Act (Ontario), Uniform Commercial Code and similar registrations and filings and tax and judgment Liens filed with respect to the Collateral in such filing offices as such Existing Noteholder may reasonably request . 15. Intercreditor Agreement. The Company, FirstService (USA), Inc . , the Subsidiaries of the Company named therein, the Existing Noteholders, the Collateral Agent, the banks named on the execution pages thereto and The Toronto - Dominion Bank, as bank collateral agent, shall have executed and delivered that certain Intercreditor Agreement, dated as of June 1 , 2015 (as amended, restated or otherwise modified from time to time, the “Inter creditor Agreement”), and the Intercreditor Agreement shall be in full force and effect . 16. Security Documents. Such Existing Noteholder shall have received a true and complete copy of each Security Document, duly executed and delivered by the Company and each Guarantor, as applicable . The 6 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

Security Documents shall be in full force and effect and shall provide, among other things, for the obligations of the Company and the Guarantors under the respective Financing Documents to be secured by the Collateral in accordance with the terms of the Security Documents . The Company and the Guarantors shall have executed and delivered any and all documents, instruments and agreements as may be required in order to grant a first priority Lien on the Collateral (subject to the Liens arising in connection with the Credit Agreement and any other Permitted Liens) in favor of the Collateral Agent for the benefit of the Secured Parties . 17. Payoff of Existing Credit Agreement. Such Existing Noteholder shall have received evidence satisfactory to such Existing Noteholder that the Existing Credit Agreement has been or, on the date of Closing, is being terminated and all Liens securing obligations under the Existing Credit Agreement will be discharged upon expiration of the appeal period in connection with the Final Order . 18. Credit Agreement. The Credit Agreement shall permit the entering into, by the Company, of this Agreement, the existence of the Notes and the grant by the Company and certain of its Subsidiaries of a security interest in, and lien upon, their respective assets and properties to secure their respective obligations under this Agreement, the Notes and the Guarantees, as the case may be . The Company shall have entered into or otherwise obtained all necessary or appropriate consents or other agreements (including any such consents or agreements as reasonably requested by such Existing Noteholder) with such requisite parties under the Credit Agreement in order to permit such actions described in the immediately preceding sentence, which consents or other agreements shall be in form and substance satisfactory to such Existing Noteholder . The Company shall have delivered copies of the Credit Agreement (including all amendments thereto) and each of the other principal instruments and agreements executed and/or delivered in connection therewith, in each case, certified as true and correct by a Responsible Officer . 19. The Transactions. (a) There shall have been no amendment or other modification to the Transaction Plan filed or proposed since the date the Final Order was originally entered which, in either case, contains material modifications or modifications that are adverse to the Company, any Guarantor or any Existing Noteholder . (b) The Court shall have entered the Final Order, the hearing for which shall be unopposed, which shall be in form and substance satisfactory to such Existing Noteholder, shall be in full force and effect and shall not have been reversed, modified or stayed, and shall not be subject to a motion to stay or subject to appeal or petition for review, rehearing or certiorari . (c) All actions by or on behalf of each of the Arrangement Parties, the Company and each Guarantor, as applicable, which are necessary or appropriate to implement the Transaction Plan, the Transactions and all other transactions contemplated to be taken on or prior to the date of Closing by the Transaction Plan and the Final Order shall have been effected in accordance in 7 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 all material respects with the terms thereof . All conditions precedent to the confirmation, consummation and effectiveness of the Transaction Plan (other than the amendment and restatement contemplated hereby) shall have been satisfied (or, with the prior written consent of each Existing Noteholder, waived) . On the date of Closing, the Transaction Plan shall become effective in accordance, in all material respects, with the terms of the Transaction Plan and the Final Order . 20. Insurance. Such Existing Noteholder shall have received an Officer’s Certificate of the Company (in form and substance satisfactory to such Existing Noteholder) certifying, inter alia, the insurance policies of the Company and its Subsidiaries and the terms and extent of coverage thereunder . 21. Projections. Such Existing Noteholder shall have received the Company’s 5 year proforma business plan and financial projections (for each fiscal year), on a consolidated basis, including profit and loss statements, cash flow statements, balance sheets and projected capital expenditures for each such fiscal year, all to be prepared in a manner consistent with GAAP . 22. Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by the Financing Documents and all documents and instruments incident to such transactions shall be satisfactory to such Existing Noteholder and the Existing Noteholders’ special counsel, and such Existing Noteholder and such special counsel shall have received all such counterpart originals or certified or other copies of such documents as such Existing Noteholder or such special counsel may reasonably request . 5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to each Existing Noteholder that: 1. Organization; Power and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation and, if applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect . The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact as described in the Disclosure Documents, to execute and deliver this Agreement, the Notes and each other Financing Document to which the Company is a party, and to perform the provisions hereof and thereof . 8 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

2. Authorization, etc. This Agreement, the Notes and each other Financing Document to which the Company is a party have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement and the Security Documents Notes constitute legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except, in each case, as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) . 3. Disclosure. Old FirstService has delivered to each Existing Noteholder a copy of Old FirstService’s Annual Report on Form 40 - F for the fiscal year ended December 31, 2014 (the “Annual Report”) as filed with the United States Securities and Exchange Commission. The Annual Report fairly describes, in all material respects, the general nature of the business and principal properties of Old FirstService and its Subsidiaries as of the date hereof. Except as disclosed in Schedule 5.3 , this Agreement, the other Financing Documents, the Annual Report, the documents, certificates or other writings delivered to the Existing Noteholders by or on behalf of Old FirstService or the Company, as the case may be, in connection with the transactions contemplated hereby and the financial statements listed in Schedule 5.5 , in each case, delivered to the Existing Noteholders prior to or on the date of the Closing (this Agreement, the Annual Report and such documents, certificates and other writings and such financial statements being referred to collectively, as the “Disclosure Documents”), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in the Disclosure Documents or as expressly described in Schedule 5.3 , or in one of the documents, certificates or other writings identified therein, or in the financial statements listed in Schedule 5.5 , since December 31, 2014, there has been no change, and there is no fact known to the Company that could reasonably be expected to result in a change, in the financial condition, operations, business, properties or prospects of the Company or any Subsidiary except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Disclosure Documents. 4. Organization and Ownership of Shares of Subsidiaries; Affiliates. (a) Schedule 5 . 4 (a) contains (except as noted therein) complete and correct lists (i) of the Company’s Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary and whether such Subsidiary is a Material Subsidiary and shall be a Guarantor as of the date of the Closing and (ii) of the Company’s Affiliates, other than Subsidiaries . Schedule 5 . 4 (b) sets forth the corporate structure of the Company as of the date hereof after giving effect to the transactions contemplated by the Transaction Plan . Schedule 5 . 4 (c) sets forth the Company’s directors and 9 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 senior officers as of the date hereof . As of the date of the Closing, no other shareholder or group of related or affiliated shareholders of the Company, other than Jay S . Hennick owns, directly or indirectly, shares of the Company having voting rights which are equal to or greater than thirty percent ( 30% ) of the voting rights attached to all outstanding shares of the Company . (b) All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 5 . 4 (a) as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and non - assessable and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in Schedule 5 . 4 (a) and except as created by any Security Document and in connection with the Credit Agreement ) . (c) Each Subsidiary identified in Schedule 5 . 4 (a) is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and is, if applicable, in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect . Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact as described in the Disclosure Documents and, in the case of the Guarantors, to execute and deliver the Financing Documents to which each is a party and to perform their respective obligations thereunder . (d) No Subsidiary is a party to, or otherwise subject to any legal, regulatory, contractual or other restriction (other than this Agreement, the agreements listed on Schedule 5 . 4 (d) , the Credit Agreement and customary limitations imposed by corporate law or similar statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Subsidiary . 5.5. Financial Statements. The Company has delivered to each Existing Noteholder copies of the financial statements listed on Schedule 5 . 5 . All of such financial statements (including in each case the related schedules and notes) fairly present in all material respects on a pro forma basis after giving effect to the Transactions, the consolidated financial position of the Company and its Subsidiaries as of the respective dates specified in such Schedule and the consolidated earnings and cash flows for the respective periods so specified and have been prepared in accordance with U . S . GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year - end adjustments) . The Company and its Subsidiaries do not have any Material liabilities that are not disclosed in the Disclosure Documents . 10 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

6. Compliance with Laws, Other Instruments, etc. The execution, delivery and performance by the Company of this Agreement, the Notes and the other Financing Documents to which the Company is a party, and by the Subsidiaries of the Financing Documents to which they are parties, will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien (other than the Liens created pursuant to the Security Documents) in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by - laws, partnership agreement, shareholders agreement or any other agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority having jurisdiction over the Company or any Subsidiary or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary . 7. Governmental Authorizations, etc. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority (other than the making of the recordings and filings set forth in Schedule 9 . 11 for purposes of creating and perfecting the security interests intended to be created pursuant to the Security Documents) is required in connection with the execution, delivery or performance by the Company of this Agreement, the Notes or the other Financing Documents to which the Company is a party, and by the Subsidiaries of the Financing Documents to which they are parties, including, without limitation, any thereof required in connection with the obtaining of U . S . Dollars to make payments under this Agreement, the Notes or the other Financing Documents and the payment of such U . S . Dollars to Persons resident in the United States of America or Canada, other than the execution and filing of a report of exempt trade on Form 45 - 501 F 1 under Rule 45 - 501 made under the Securities Act (Ontario) together with the requisite filing fee with the Ontario Securities Commission (or any other applicable Canadian securities regulatory authority), within ten days of the sale and purchase of the Notes . It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Canada of this Agreement, the Notes or the other Financing Documents that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax . 8. Litigation; Observance of Agreements, Statutes and Orders. (a) Except as disclosed in Schedule 5 . 8 , there are no actions, suits, investigations or proceedings pending or, to the best knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any property of the Company or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect . (b) Neither the Company nor any Subsidiary is (i) in default under any agreement or instrument to which it is a party or by which it is bound, (ii) in violation of any order, judgment, 11 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 decree or ruling of any court, arbitrator or Governmental Authority or (iii) in violation of any applicable law, ordinance, rule or regulation of any Governmental Authority (including without limitation Environmental Laws, the USA PATRIOT Act or any of the other laws and regulations that are referred to in Section 5 . 16 ) of any Governmental Authority, which default or violation could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect . 5.9. Taxes; Foreign Taxes. (a) The Company and each Subsidiary have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which, individually or in the aggregate, is not Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with U . S . GAAP . The Company knows of no basis for any other tax or assessment that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect . The charges, accruals and reserves on the books of the Company and the Subsidiaries in respect of Taxes for all fiscal periods are adequate . All Canadian and U . S . federal income tax liabilities of the Company and the Subsidiaries have been finally determined (whether by reason of completed audits or the statute of limitations having run) for all fiscal years up to and including the fiscal year ended December 31 , 2009 . (b) No liability for any Tax imposed, assessed, levied or collected by or for the account of any Governmental Authority of or in Canada or any political subdivision thereof or therein (an “Applicable Taxing Authority”) will be incurred by the Company or any holder of a Note as a result of the execution or delivery of this Agreement or the Notes and, based on present law, no deduction or withholding in respect of Taxes imposed by or for the account of any Applicable Taxing Authority is required to be made from any payment by the Company under this Agreement or the Notes except for any such withholding or deduction arising out of the conditions described in the last sentence of Section 13 (a) . 5.10. Title to Property; Leases. The Company and each Subsidiary have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5 . 5 or purported to have been acquired by the Company or any Subsidiary after such date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement or any other Financing Document . All leases that the Company or any Subsidiary is party to as lessee and that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects . 12 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

5.11. Licenses, Permits, etc. Except as disclosed in Schedule 5.11 , (a) the Company and each Subsidiary own, possess or are licensed to use all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others ; (b) to the best knowledge of the Company , no product or service of the Company or any Subsidiary infringes in any material respect any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned by any other Person ; and (c) to the best knowledge of the Company, there is no Material violation by any Person of any right of the Company or any Subsidiary with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by the Company or any Subsidiary . 5.12. Compliance with ERISA; Foreign Pension Plans. (a) The Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect . Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that could, individually or in the aggregate, reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to section 430 (k) of the Code or to any such penalty or excise tax provisions under the Code or federal law or section 4068 of ERISA or by the granting of a security interest in connection with the amendment of a Plan, other than such liabilities or Liens as would not be individually or in the aggregate Material . (b) The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan’s most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan’s most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities by more than U . S . $ 5 , 000 , 000 in the aggregate for all Plans . The term “benefit liabilities” has the meaning specified in section 4001 of ERISA and the terms “current value” and “present value” have the meaning specified in section 3 of ERISA . 13 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

(c) The Company and each ERISA Affiliate have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material . (d) The expected postretirement benefit obligation (determined as of the last day of the Company’s most recently ended fiscal year in accordance with Financial Accounting Standards Board Accounting Standards Codification 715 - 60 , without regard to liabilities attributable to continuation coverage mandated by section 4980 B of the Code) of the Company and its Subsidiaries is not Material . (e) The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975 (c)(1)(A) - (D) of the Code . The representation by the Company to each Existing Noteholder in the first sentence of this Section 5 . 12 (e) is made in reliance upon and subject to the accuracy of such Existing Noteholder’s representation in Section 6 . 2 as to the sources of the funds used to pay the purchase price of the Notes acquired by such Existing Noteholder . (f) Each Foreign Pension Plan has been established, operated, administered and maintained in compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and court orders and has been maintained in good standing with applicable regulatory authorities except for instances of non - compliance which have not resulted and could not reasonably be expected to result in a Material Adverse Effect . All premiums, contributions, and any other amounts required by applicable Foreign Pension Plans documents or applicable laws have been paid or accrued as required except for premiums, contributions or other amounts that, in the aggregate, could not reasonably be expected to result in a Material Adverse Effect . 13. [Reserved]. 14. [Reserved]. 15. Existing Indebtedness; Future Liens. (a) Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Indebtedness of the Company and its Subsidiaries as of June 1, 2015 (including a description of the obligors, principal amount outstanding and collateral therefore therefor , if any, and any Guaranty thereof, if any) since which date there has been no Material increase in the amounts, interest rates, sinking funds or installment payments of the Indebtedness of the Company or its Subsidiaries or any Material increase in the frequency of any installment payments or any Material shortening of the maturities of any such Indebtedness. Neither the Company nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of the Company or such Subsidiary and no event or condition exists with respect to any Indebtedness of the Company or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) 14 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment. (b) True and complete copies of the Credit Agreement and the Security Documents have been provided to each Existing Noteholder . (c) Except for Permitted Liens identified in Sections 10 . 3 (b) to 10 . 3 ( n m ), inclusive, and except as disclosed in Schedule 5 . 15 , neither the Company nor any Subsidiary has agreed or consented to cause or permit any of its property, whether now owned or hereafter acquired, to be subject to a Lien that secures Indebtedness or to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien that secures Indebtedness . (d) Neither the Company nor any Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of the Company or such Subsidiary, any agreement relating thereto or any other agreement (including, but not limited to, its charter or any other organizational document) which limits the amount of or otherwise imposes restrictions on the incurring of, Indebtedness of the Company, except as disclosed on Schedule 5 . 15 . 5.16. Foreign Assets Control Regulations, Etc. (a) Neither the Company nor any Controlled Entity is (i) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, United States Department of the Treasury (“OFAC”) (an “OFAC Listed Person”) (ii) an agent, department, or instrumentality of, or is otherwise beneficially owned by, controlled by or acting on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program, or (iii) otherwise blocked, subject to sanctions under or engaged in any activity in violation of other United States economic sanctions, including but not limited to, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act (“CISADA”) or any similar law or regulation with respect to Iran or any other country, the Sudan Accountability and Divestment Act, any OFAC Sanctions Program, or any economic sanctions regulations administered and enforced by the United States or any enabling legislation or executive order relating to any of the foregoing (collectively, “U . S . Economic Sanctions”) (each OFAC Listed Person and each other Person, entity, organization and government of a country described in clause (i), clause (ii) or clause (iii), a “Blocked Person”) . Neither the Company nor any Controlled Entity has been notified that its name appears or may in the future appear on a state list of Persons that engage in investment or other commercial activities in Iran or any other country that is subject to U . S . Economic Sanctions . (b) No part of the proceeds from the sale of the Notes hereunder constituted or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used by the Company or any Controlled Entity, directly or indirectly, (i) in connection with any investment 15 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 in, or any transactions or dealings with, any Blocked Person, or (ii) otherwise in violation of U.S. Economic Sanctions. (c) Neither the Company nor any Controlled Entity (i) has been found in violation of, charged with, or convicted of, money laundering, drug trafficking, terrorist - related activities or other money laundering predicate crimes under the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the USA PATRIOT Act or any other United States law or regulation governing such activities (collectively, “Anti - Money Laundering Laws”) or any U . S . Economic Sanctions violations, (ii) has received any written communication that the Company or Controlled Entity is under investigation by any Governmental Authority for possible violation of Anti - Money Laundering Laws or any U . S . Economic Sanctions violations, and is not otherwise aware of any such investigation, (iii) has been assessed civil penalties under any Anti - Money Laundering Laws or any U . S . Economic Sanctions, or (iv) has had any of its funds seized or forfeited in an action under any Anti - Money Laundering Laws . The Company has established procedures and controls which they reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Company and each Controlled Entity is and will continue to be in compliance with all applicable current and future Anti - Money Laundering Laws and U . S . Economic Sanctions . (d) (1) Neither the Company nor any Controlled Entity (i) has been charged with, or convicted of bribery or any other anti - corruption related activity under any applicable law or regulation in a U.S. or any non - U.S. country or jurisdiction, including but not limited to, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010 (collectively, “Anti - Cor ruption Laws”), (ii) has received any written communication that the Company or Controlled Entity is under investigation by any Governmental Authority for possible violation of Anti - Corruption Laws, and is not otherwise aware of any such investigation, (iii) has been assessed civil or criminal penalties under any Anti - Corruption Laws or (iv) has been or is the target of sanctions imposed by the United Nations or the European Union; (2) Neither the Company nor any Controlled Entity has received any written communication within the last five years asserting that the Company or Controlled Entity has, directly or indirectly, offered, promised, given, paid or authorized the offer, promise, giving or payment of anything of value to a Governmental Official or a commercial counterparty for any of the following purposes, and is not otherwise aware of any such action : (i) influencing any act, decision or failure to act by such Government Official in his or her official capacity or such commercial counterparty, (ii) inducing a Governmental Official to do or omit to do any act in violation of the Governmental Official’s lawful duty, or (iii) inducing a Governmental Official or a commercial counterparty to use his or her influence with a government or instrumentality to affect any act or decision of such government or entity ; in each case in order to obtain, retain or direct business or to otherwise secure an improper advantage ; and (3) No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for any improper payments, including bribes, to any Governmental Official or commercial counterparty in order to obtain, retain or direct business or obtain any improper advantage . The Company has established procedures and controls which they reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Company 16 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

and each Controlled Entity is and will continue to be in compliance with all applicable current and future Anti - Corruption Laws. 17. Status under Certain Statutes. Neither the Company nor any Subsidiary is subject to regulation under the Investment Company Act of 1940 of the United States of America, as amended, the Public Utility Holding Company Act of 2005 of the United States of America, as amended, the ICC Termination Act of 1995 , as amended, or the Federal Power Act of the United States of America, as amended . 18. Environmental Matters. (a) Neither the Company nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted asserting any claim against the Company or any Subsidiary or any of their respective real properties or other assets now or formerly owned, leased or operated by any of them, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect . (b) Neither the Company nor any Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect . (c) Neither the Company nor any Subsidiary has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them in a manner which is contrary to any Environmental Law that could, individually or in the aggregate, reasonably be expect to result in a Material Adverse Effect . (d) Neither the Company nor any Subsidiary has disposed of any Hazardous Materials in a manner which is contrary to any Environmental Law that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect . (e) All buildings on all real properties now owned, leased or operated by the Company or any Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect . 5.19. Ranking. All liabilities of the Company under the Notes constitute direct, unconditional and general obligations of the Company and rank in right of payment either pari passu with or senior to all other Permitted Senior Secured unsecured and unsubordinated Indebtedness of the Company . 17 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

20. Guarantees. The representations and warranties of each Guarantor contained in the respective Guarantees to which each is a party are true and correct as of the date they are made and will be true and correct at the time of Closing . Immediately after giving effect to the Closing, the Guarantors that shall have executed and delivered the Guarantees in favor of the holders of the Notes are the same as the Subsidiaries of the Company that have executed and delivered guarantees in favor of the Banks in connection with the Credit Agreement . 21. Ownership; Security Documents [Reserved] . The Company is the sole and beneficial owner of the Collateral being provided pursuant to the terms of the Security Documents and no Lien exists or will exist upon such Collateral at any time, except for the security interest in favor of the Collateral Agent for the benefit of the Secured Parties created or provided for in the Security Documents (except as otherwise permitted by the Security Documents and except for Liens arising in connection with the Credit Agreement and any other Permitted Liens) . The provisions of the Security Documents are effective to create, in favor of the Collateral Agent on behalf of the Secured Parties , legal, valid and enforceable Liens on or in all of the Collateral intended to be covered thereby, and as of the date of the Closing all necessary recordings and filings will have been made in all necessary public offices (subject to Section 9 . 11 ) and all other necessary and appropriate action will have been taken (subject to Section 9 . 11 ) so that the Liens created by the Security Documents will constitute perfected Liens on or in the Collateral intended to be covered thereby, prior and superior to all other Liens (other than Liens arising in connection with the Credit Agreement and any other Permitted Liens), and all necessary consents, if any, to the creation, effectiveness, priority and perfection of each such Lien have been obtained . No mortgage or financing statement or other instrument or recordation covering all or any part of the Collateral is on file in any recording office, except such as may have been filed in favor of the Collateral Agent for the benefit of the Secured Parties . Schedule 5 . 21 sets forth a complete and correct list of all of the Security Documents in effect on the date of the Closing . The Collateral being provided on and as of the date of the Closing in favor of the holders from time to time of Notes and the Collateral Agent is the same as the collateral provided in favor of the Banks and the Collateral Agent (under and as defined in the Credit Agreement) in connection with the Credit Agreement . The Company has delivered true and correct copies of all of the Security Documents to the Existing Noteholders or their representatives on or prior to the date hereof and all certificates (to the extent applicable) evidencing the shares of capital stock and other equity interests pledged pursuant to the Security Documents, together with all corresponding stock powers or other similar instruments executed in blank, have been delivered to the Collateral Agent (as defined in the Credit Agreement) to be held in accordance with the terms of the Intercreditor Agreement . 22. Chief Executive Office. The chief place of business and chief executive office of the Company , and the office where the Company keeps its records concerning the Collateral, is 1140 is 1255 Bay Street, Suite 4000 600 , Toronto, Ontario, Canada M 5 S 2 B 4 M 5 R 2 A 9 . 18 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

5.23. Previous Acquisitions. Each of the business(es) acquired by the Company or any of its Subsidiaries prior to the date hereof qualifies as an Eligible Business . 6. REPRESENTATIONS OF THE EXISTING NOTEHOLDERS. 1. Purchase for Investment. Each Existing Noteholder severally represents that such Existing Noteholder is (i) an Institutional Accredited Investor, (ii) an “accredited investor” within the meaning of the National Instrument 45 - 106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators , and (iii) acquired the Notes for its own account or for one or more separate accounts maintained by it or for the account of one or more pension or trust funds (each of which is an “accredited investor” as described in clause (ii) above) and not with a view to the distribution thereof, provided that the disposition of such Existing Noteholder’s or their property shall at all times be within such Existing Noteholder’s or their control . Each Existing Noteholder understands that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Notes . Each Existing Noteholder acknowledges that nothing in this Agreement is intended to impose an obligation on the Company to register the Notes under the Securities Act, any state securities laws or the Securities Act (Ontario), and that the Notes have not been qualified for sale under the securities laws of any province or territory of Canada and have not been and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada . 2. Source of Funds. Each Existing Noteholder severally represents that at least one of the following statements is an accurate representation as to each source of funds (a “Sour ce”) used by such Existing Noteholder to pay the purchase price of the Notes acquired by such Existing Noteholder : (a) the Source is an “insurance company general account” (as the term is defined in the United States Department of Labor’s Prohibited Transaction Exemption (“PTE”) 95 - 60 ) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the NAIC (the “NAIC Annual Statement”)) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95 - 60 ) or by the same employee organization in the general account do not exceed 10 % of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Existing Noteholder’s state of domicile ; or 19 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

(b) the Source is a separate account that is maintained solely in connection with such Existing Noteholder’s fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account ; or (c) the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90 - 1 , or (ii) a bank collective investment fund, within the meaning of the PTE 91 - 38 and, except as disclosed by such Existing Noteholder to the Company in writing pursuant to this clause (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10 % of all assets allocated to such pooled separate account or collective investment fund ; or (d) the Source constitutes assets of an “investment fund” (within the meaning of Part VI of PTE 84 - 14 (the “QPAM Exemption”) managed by a “qualified professional asset manager” or “QPAM” (within the meaning of Part VI of the QPAM Exemption), no employee benefit plan’s assets that are managed by the QPAM in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, represent more than 20 % of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM maintains an ownership interest in the Company that would cause the QPAM and the Company to be “related” within the meaning of Part VI(h) of the QPAM Exemption and (i) the identity of such QPAM and (ii) the names of any employee benefit plans whose assets in the investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization, represent 10 % or more of the assets of such investment fund, have been disclosed to the Company in writing pursuant to this clause (d) ; or (e) the Source constitutes assets of a “plan(s)” (within the meaning of Part IV(h) of PTE 96 - 23 (the “INHAM Exemption”)) managed by an “in - house asset manager” or “INHAM” (within the meaning of Part IV(a) of the INHAM Exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of “control” in Part IV(d)(3) of the INHAM Exemption) owns a 10 % or more interest in the Company and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Company in writing pursuant to this clause (e) ; or (f) the Source is a governmental plan; or (g) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this clause (g) ; or 20 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

(h) the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA. As used in this Section 6 . 2 , the terms “employee benefit plan”, “governmental plan” and “separate account” shall have the respective meanings assigned to such terms in section 3 of ERISA . 7. INFORMATION AS TO THE COMPANY. 1. Financial and Business Information. The Company shall deliver to each holder of Notes that is an Institutional Investor : (a) Quarterly Statements - - within 45 days after the end of each of the first three quarterly periods in each fiscal year of the Company, duplicate copies of, (i) a consolidated balance sheet of the Company and its Subsidiaries as at the end of such period, and (ii) consolidated statements of earnings and cash flows of the Company and its Subsidiaries, for such period and (in the case of the second and third quarterly periods) for the portion of the fiscal year ending with such period, setting forth in each case in comparative form the figures for the corresponding period in the previous fiscal year, all in reasonable detail, prepared in accordance with U . S . GAAP applicable to interim financial statements generally, and certified by a Senior Financial Officer of the Company as fairly presenting, in all material respects, the financial position of the companies being reported on and their earnings and cash flows, subject to changes resulting from year - end adjustments, provided that delivery within the time period specified above of copies of the Company’s Quarterly Report on Form 6 - K prepared in compliance with the requirements therefor and filed with the United States Securities and Exchange Commission shall be deemed to satisfy the requirements of this Section 7 . 1 (a) ; and (b) Annual Statements - - (i) within 90 days after the end of each fiscal year of the Company, duplicate copies of, (A) a consolidated balance sheet of the Company and its Subsidiaries, as at the end of such fiscal year, and (B) consolidated statements of earnings and cash flows of the Company and its Subsidiaries, for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with U . S . GAAP, and accompanied by (A) an opinion thereon (without a “going concern” or similar qualification or exception and 21 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 without any qualification or exception as to the scope of the audit on which such opinion is based) of independent chartered accountants of recognized international standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their earnings and cash flows and have been prepared in conformity with U . S . GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances and (B) so long as such certificate is delivered to any of the Banks, a certificate of such accountants stating that they have reviewed this Agreement and the other Financing Documents and stating further whether, in making their audit, they have become aware of any condition or event that then constitutes a Default or an Event of Default, and, if they are aware that any such condition or event then exists, specifying the nature and period of the existence thereof (it being understood that such accountants shall not be liable, directly or indirectly, for any failure to obtain knowledge of any Default or Event of Default unless such accountants should have obtained knowledge thereof in making an audit in accordance with generally accepted auditing standards or did not make such an audit) ; and (ii) together with the financial statements referred to in the foregoing subclause (i), the Company’s annual business plan and financial projections, including unaudited profit and loss statements, cash - flow statements, balance sheets and projected capital expenditures for the fiscal year then begun (such business plan and financial projections not to be prepared in a manner nor contain any statement which is inconsistent with U . S . GAAP) ; provided that the delivery within the time period specified above of the Company’s Annual Report on Form 40 - F for such fiscal year prepared in accordance with the requirements therefor and filed with the United States Securities and Exchange Commission shall be deemed to satisfy the requirements of Section 7 . 1 (b)(i) ; (c) Other Reports - - promptly upon their becoming available, one copy of (i) each financial statement, report, notice or proxy statement sent by the Company or any Subsidiary to public securities holders generally, and (ii) each regular or periodic report and each registration statement (without exhibits except as expressly requested by such holder) filed by the Company or any Subsidiary with the Toronto Stock Exchange or any other stock exchange or the United States Securities and Exchange Commission and of all press releases and other statements made available generally by the Company or any Subsidiary to the public concerning developments that are Material ; (d) Notice of Default or Event of Default - - promptly, and in any event within five Business Days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11 (e), a written notice specifying 22 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto; (e) ERISA Matters - - promptly, and in any event within 15 days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Company or an ERISA Affiliate proposes to take with respect thereto : (i) with respect to any Plan, any reportable event, as defined in section 4043 (c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof and that could reasonably be expected to result in a Material Adverse Effect ; or (ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Company or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan ; or (iii) any event, transaction or condition that could result in the incurrence of any liability by the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect ; (f) Notices from Governmental Authority - - promptly, and in any event within 10 Business Days of receipt thereof, copies of any notice to the Company or any Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect ; (g) Material Credit Facilities - - promptly, and in any event within 30 days after the execution thereof, copies of (i) any new Material Credit Facility and (ii) any amendments or other modifications to any existing Material Credit Facility ; and (h) Requested Information - - with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company or any Subsidiary or relating to the ability of the Company or any Guarantor to perform their respective obligations under the Financing Documents as from time to time may be reasonably requested by any such holder of Notes . 23 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

7.2. Officer’s Certificate. Each set of financial statements delivered to a holder of Notes pursuant to Section 7 . 1 (a) or Section 7 . 1 (b) hereof shall be accompanied by a certificate of a Senior Financial Officer of the Company setting forth and/or attaching, as applicable : (a) Covenant Compliance - - the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Section 10 . 3 through Section 10 . 9 hereof, inclusive, during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence, and also including details of any adjustments to EBITDA as a result of Normalizing Adjustments) and stating that the appointment of the agent referred to in Section 24 remains in effect or stating the name and address of the Person appointed to replace such agent . In the event that the Company or any Subsidiary has made an election to measure any financial liability using fair value (which election is being disregarded for purposes of determining compliance with this Agreement pursuant to Section 26 . 8 ) as to the period covered by any such financial statement, such Senior Financial Officer’s certificate as to such period shall include a reconciliation from U . S . GAAP with respect to such election ; and (b) Event of Default - - a statement certifying that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and its Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Company or any Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto ; and (c) Continuation Statements - - (i) in the certificate delivered in connection with Section 7 . 1 (b), a statement certifying as to when the next continuation statements may be first filed or registered for existing Uniform Commercial Code filings and registrations (and similar filings and registrations) covering each of the Company, the Guarantors and any other Person who has given an Assignment Agreement (Call Option Rights) (collectively, “Continuation Statements”) ; and (ii) in the certificate delivered in connection with Section 7 . 1 (a) for any fiscal quarter of the Company in which any Continuation Statements may first be filed, a statement certifying that such Continuation Statements have, in fact, been filed, and attaching thereto, a file - stamped copy of each such Continuation Statement that has been filed ; ( d c ) EBITDA Breakdown - - in the certificate accompanying the financial statements delivered pursuant to Section 7 . 1 (b), a breakdown of the EBITDA for the Company and its Subsidiaries, on an individual basis, as at the last day of such fiscal year ; and . 24 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

(e) Pledge Agreement - - in the certificate accompanying the financial statements delivered pursuant to Section 7 . 1 (b), a certified replacement schedule to any share or other equity pledge agreement (made in favor of the Collateral Agent under the applicable Security Document) that requires amendment to reflect new issuances or cancellation of equity interests during such fiscal year . 7.3. Inspection. The Company shall permit representatives of each holder of Notes that is an Institutional Investor : (a) No Default - - if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Company and its Subsidiaries with the Company’s officers, and (with the consent of the Company, which consent will not be unreasonably withheld) its independent chartered accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Company and each Subsidiary, all at such reasonable times and as often as may be reasonably requested in writing; and (b) Default - - if a Default or Event of Default then exists, at the expense of the Company and upon reasonable prior notice to the Company, to visit and inspect any of the offices or properties of the Company or any Subsidiary, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent chartered accountants (and by this provision the Company authorizes said accountants to discuss the affairs, finances and accounts of the Company and its Subsidiaries), all at such times and as often as may be requested . 4. Electronic Delivery. Financial statements, reports and any other information required to be delivered by the Company pursuant to Section 7 . 1 (c) shall be deemed to have been delivered if the Company shall have filed any of the items referred to in Section 7 . 1 (c) with the Canadian Securities Administrators on SEDAR and shall have made such items available on its home page on the internet located at https : // www . firstservice . com or on IntraLinks or on any other similar website to which each holder of Notes has free access ; provided however, that the Company shall have given each holder of a Note prior written notice, which may be by e - mail or in accordance with Section 20 , of such posting or filing in connection with each delivery, provided further, that upon request of any holder to receive paper copies of such financial statements, reports or other information or to receive them by e - mail, the Company will promptly e - mail them or deliver such paper copies, as the case may be, to such holder . 5. Notices to Collateral Agent and Noteholders Regarding Bank Collateral Agent Action. 25 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

With respect to any provision of this Agreement that contemplates an approval, determination or other action by the Bank Collateral Agent, the Company shall give notice (the “Action Request Notice”) thereof to the Collateral Agent and all holders of Notes at substantially the same time as such approval, determination or other action of the Bank Collateral Agent is requested . No such approval, determination or other action shall be effective or taken until 5 Business Days after the Action Request Notice is received by the Collateral Agent and the holders of Notes and then only if neither the Collateral Agent ( subject to the written consent of the Required Holders) nor the Required Holders have given notice (the “Pr e - emption Notice”) to the Company prior to the close of business on such 5 th Business Day that the Person or Persons giving such notice will determine the response to the Action Request Notice . If a Pre - emption Notice has been given to the Company, the Person or Persons giving such notice will determine the response to the Action Request Notice . 8. PREPAYMENT OF THE NOTES. 1. Required Prepayments; Maturity. On January 16 , 2021 and on each January 16 th thereafter to and including January 16 , 2024 , the Company will prepay U . S . $ 30 , 000 , 000 principal amount (or such lesser principal amount as shall then be outstanding) of the Notes at 100 % of the principal amount so prepaid and without payment of the Make - Whole Amount or any premium, provided that, upon any partial prepayment of the Notes pursuant to Section 8 . 2 , Section 8 . 3 , or Section 8 . 4 , the principal amount of each required prepayment of the Notes becoming due under this Section 8 . 1 on and after the date of such prepayment, together with the principal amount due at maturity, shall be reduced in the same proportion as the aggregate unpaid principal amount of the Notes is reduced as a result of such prepayment . As provided therein, the entire unpaid principal balance of each Note shall be due and payable on the Maturity Date thereof. 2. Optional Prepayments with Make - Whole Amount. The Company may, at its option, upon notice as provided in Section 8 . 5 , prepay at any time all, or from time to time any part of, the Notes (in the case of a partial prepayment, such prepayment shall be in an amount not less than U . S . $ 5 , 000 , 000 (or such lesser amount as shall then be outstanding) and then only in increments of U . S . $ 100 , 000 ), at 100 % of the principal amount so prepaid, plus all interest accrued thereon through such prepayment date, plus the applicable Make - Whole Amount determined for the prepayment date with respect to such principal amount . 3. Prepayment in Connection with a Payment under Section 13. (a) Subject to Subsection (b) below, if, as a result of the occurrence of any Tax Event, the Company on any date shall have (i) made a payment under Section 13 with respect to any Note or become obligated to make a payment under Section 13 with respect to any Note on the next date on which a payment of interest is scheduled to be made (such payment in either case 26 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 being in excess of the amount that the Company would have been required to pay but for the occurrence of such Tax Event) (in either case, any such Note being herein referred to as an “Affected Note”) and (ii) furnished to each holder of any Affected Note a notice from a Responsible Officer of the Company setting forth in reasonable detail the nature of such Tax Event and an explanation of the basis on which the Company is then so obligated to make payment under Section 13 , the Company may, upon notice given as provided in Section 8 . 5 , prepay the Affected Notes in whole (and not in part) on the date specified in such notice at a price equal to the unpaid principal amount of such Notes, together with interest accrued thereon to the date fixed for such prepayment, plus the applicable Make - Whole Amount determined for the prepayment date with respect to such principal amount . The prepayment notice to be given in connection with a prepayment pursuant to this Section 8 . 3 (a) on account of a particular Tax Event shall be given not later than the date that the first payment is to be made under Section 13 in respect of such Tax Event . (b) Notwithstanding Subsection (a) above, no Affected Note shall be prepaid pursuant to this Section 8 . 3 if the holder thereof, at least five Business Days prior to the prepayment date under this Section 8 . 3 , shall have delivered a notice to the Company stating that such holder waives any right to any future payment under Section 13 in respect of the specific Tax Event that shall have given rise to the Company’s prepayment right under this Section 8 . 3 ; provided that (i) no such waiver (A) shall be deemed to constitute a waiver of any right to receive a payment in full under Section 13 in respect of any other Tax Event that shall have given rise to the Company’s prepayment right under this Section 8 . 3 or (B) preclude the Company from exercising any such right of prepayment in respect of such other Tax Event ; and (ii) if on any date the amount of any payment that a holder of a Note would be entitled to receive under Section 13 shall increase (in proportion to the total amount in respect of which the amount payable under Section 13 is determined), (A) the occurrence of any such increase shall be deemed to be a new Tax Event giving rise to a prepayment right under this Section 8 . 3 , and (B) such holder thereafter shall be entitled to receive the full amount of any future payment provided under Section 13 , notwithstanding any waiver previously delivered pursuant to this Section 8 . 3 unless such holder shall have delivered a notice under Section 8 . 3 (b) in respect of any such prepayment . In addition, no prepayment of any Note shall be permitted pursuant to Section 8 . 3 (a) if the underlying Tax payment under Section 13 arises as a result of the failure of the Company to respond to any request specified in Section 13 (a)(iv) or any other act or omission by the Company . 27 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

8.4. Offer to Prepay upon Certain Events. (a) Offer to Prepay upon the Sale of Certain Assets. (i) Notice and Offer . In the event of any Disposition that does not otherwise satisfy the conditions of a disposition permitted in Section 10 . 9 and is not a Disposition that is not to be taken into account pursuant to Section 10 . 9 (a), Section 10 . 9 (b), Section 10 . 9 (c), Section 10 . 9 (d) or Section 10 . 9 (e)(A), the Company will, within ten (10) days after the occurrence of the Disposition in respect of which such prepayment or redemption is to be made, give written notice of such Disposition to each holder of Notes . Such written notice shall contain, and such written notice shall constitute, an irrevocable offer (the “Disposition Prepayment Offer”) to prepay, at the election of each holder, a portion of the Notes held by such holder equal to such holder’s Ratable Portion of the Net Proceeds arising from such Disposition on a date specified in such notice (the “Disposition Prepayment Date”) that is not less than thirty (30) days and not more than sixty (60) days after the date of such notice, together with interest on the amount to be so prepaid accrued to the Disposition Prepayment Date, but without the Make - Whole Amount . If the Disposition Prepayment Date shall not be specified in such notice, the Disposition Prepayment Date shall be the forty - fifth ( 45 th) day after the date of such notice . (ii) Acceptance and Payment . To accept such Disposition Prepayment Offer, a holder of Notes shall cause a notice of such acceptance to be delivered to the Company not later than twenty (20) days after the date of such written notice from the Company, provided, that failure to accept such offer in writing within twenty (20) days after the date of such written notice shall be deemed to constitute a rejection of the Disposition Prepayment Offer. If so accepted by any holder of a Note, such offered prepayment (equal to not less than such holder’s Ratable Portion of the Net Proceeds from the relevant Disposition) shall be due and payable on the Disposition Prepayment Date. Within two (2) Business Days after the end of such twenty (20) day period, the Company shall offer, in writing, to each holder of Notes that shall have accepted its offer to prepay made pursuant to this Section 8.4(a)(ii), to prepay on the specified Disposition Prepayment Date an additional portion of such holder’s Notes in a principal amount equal to its ratable share (based upon the ratio of the outstanding principal amount of Notes held by such holder at such time to the aggregate outstanding principal amount of Notes held at such time by all holders which have also accepted their respective offers to prepay made pursuant to this Section 8.4(a)(ii)) of the aggregate amount offered to holders of the Notes that have rejected, or been deemed to have rejected, the Disposition Prepayment Offer (a “Secondary Disposition Prepayment Offer”); provided that such holder may specify that it will accept prepayment of a greater portion of its Notes, should any of the Secondary Disposition Prepayment Offers be rejected, in which event the Company will allocate the aggregate amount of Secondary Disposition Prepayment Offers so rejected among the holders so specifying ratably in accordance with the respective additional amounts so specified. To accept any Secondary Disposition Prepayment Offer under this Section 8.4(a)(ii), a holder of Notes shall cause a written notice of such acceptance to be delivered to the Company not later than the earlier of the Disposition Prepayment Date or 28 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

ten (10) days after the date of receipt by such holder of such Secondary Disposition Prepayment Offer (it being understood that the failure by a holder to accept such Secondary Disposition Prepayment Offer as provided herein prior to the earlier of such dates shall be deemed to constitute a rejection of said offer) . The aggregate prepayment to be made pursuant to this Section 8 . 4 (a)(ii) (including, without limitation, the amount to be prepaid as the result of acceptances of Secondary Disposition Prepayment Offers) shall be made at one hundred percent ( 100% ) of the principal amount of such Notes being so prepaid, together with interest on such principal amount then being prepaid accrued to the Disposition Prepayment Date, but without the Make - Whole Amount . (iii) Officer’s Certificate . Each offer to prepay the Notes pursuant to this Section 8.4(a) shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying (A) the Disposition Prepayment Date, (B) the Net Proceeds in respect of the applicable Disposition, (C) that such offer is being made pursuant to Section 8.4(a) and Section 10.9, (D) the principal amount of each Note offered to be prepaid, (E) the interest that would be due on each Note offered to be prepaid, accrued to the Disposition Prepayment Date, and (F) in reasonable detail, the nature of the Disposition giving rise to such Disposition Prepayment Offer and certifying that no Default or Event of Default exists or would exist after giving effect to the prepayment contemplated by such offer. (iv) Notice Concerning Status of Holders of Notes . Promptly after each Disposition Prepayment Date and the making of all prepayments contemplated on such Disposition Prepayment Date under this Section 8 . 4 (a) (and, in any event, within thirty (30) days thereafter), the Company shall deliver to each holder of Notes a certificate signed by a Senior Financial Officer of the Company containing a list of the then current holders of the Notes (together with their addresses) and setting forth as to each such holder the outstanding principal amount of Notes held by such holder at such time . (b) Offer to Prepay upon a Change of Control . (i) Notice of Change in Control . The Company will, within five Business Days after any Responsible Officer has knowledge of the occurrence of a Change in Control, give written notice of such Change in Control to each holder of Notes unless written notice of such Change in Control shall have been given pursuant to Section 8 . 4 (b)(ii) (a “Change of Control Prepayment Notice”) . If a Change in Control has occurred, such notice shall contain and constitute an offer to prepay Notes as described in Section 8 . 4 (b)(ii) (and shall be accompanied by the certificate described in Section 8 . 4 (b)(v)) . (ii) Offer to Prepay Notes . The offer to prepay Notes contemplated by Section 8.4(b)(i) shall be an offer to prepay (a “Change of Control Prepayment Offer”), in accordance with and subject to this Section 8.4(b), all, but not less than all, the Notes held by each holder (in this case only, “holder” in respect of any Note registered in the name of a nominee for a disclosed beneficial owner shall mean such beneficial owner) on a date (which shall be a Business Day) specified in such offer (the “Pr oposed 29 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

Prepayment Date”) . Such date shall be not less than thirty (30) days and not more than sixty (60) days after the date of such offer (or if the Proposed Prepayment Date shall not be specified in such offer, the Proposed Prepayment Date shall be the Business Day that falls on or next following the forty - fifth ( 45 th) day after the date of such offer) . (iii) Acceptance ; Rejection . A holder of Notes may accept or reject the offer to prepay made pursuant to this Section 8 . 4 (b) by causing a notice of such acceptance or rejection to be delivered to the Company at least 10 days prior to the Proposed Prepayment Date . A failure by a holder of Notes to respond to an offer to prepay made pursuant to this Section 8 . 4 (b) shall be deemed to constitute a rejection of such offer by such holder . (iv) Prepayment . Prepayment of the Notes to be prepaid pursuant to this Section 8 . 4 (b) shall be made on the Proposed Prepayment Date at 100 % of the principal amount of such Notes, together with accrued and unpaid interest on such Notes accrued to the date of prepayment, but, in any case, without any Make - Whole Amount . (v) Officer’s Certificate . Each offer to prepay the Notes pursuant to this Section 8 . 3 (b) shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying : (A) the Proposed Prepayment Date ; (B) that such offer is made pursuant to this Section 8 . 4 (b) and that failure by a holder to respond to such offer by the deadline established in Section 8 . 4 (b)(iii) shall result in such offer to such holder being deemed rejected ; (C) the principal amount of each Note offered to be prepaid ; (D) the interest that would be due on each Note offered to be prepaid, accrued to the Proposed Prepayment Date ; (E) that the conditions of this Section 8 . 4 (b) have been fulfilled ; and (F) in reasonable detail, the nature and date of the Change in Control . (vi) Notice Concerning Status of Holders of Notes . Promptly after the Proposed Prepayment Date and the making of all prepayments contemplated on such Proposed Prepayment Date under this Section 8 . 4 (b) (and, in any event, within 30 days thereafter), the Company shall deliver to each then current holder of Notes, if any, a certificate signed by a Senior Financial Officer of the Company containing a list of the then current holders of the Notes (together with their addresses) and setting forth as to each such holder the outstanding principal amount of Notes held by such holder at such time (in each case calculated after giving effect to the prepayments made on such Proposed Prepayment Date . ) 8.5. Notices, Etc. The Company will give each holder of Notes written notice of each optional prepayment under Section 8 . 2 and each holder of any Affected Note written notice of each prepayment under Section 8 . 3 , in each case not less than ten days and not more than 60 days prior to the date fixed for such prepayment, unless the Company and the Required Holders agree to another time period pursuant to Section 19 . Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes or Affected Notes, as the case may be, to be 30 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

prepaid on such date, the principal amount of each Note or Affected Note, as the case may be, held by such holder to be prepaid, and the interest to be paid on the prepayment date with respect to such principal amount being prepaid . Each such notice shall be accompanied by a certificate of a Senior Financial Officer as to the estimated applicable Make - Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment) and setting forth the details of such computation, and two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes or Affected Notes, as the case may be, a certificate of a Senior Financial Officer specifying the calculation of such Make - Whole Amount as of the specified prepayment date . 6. Allocation of Partial Prepayments. In the case of each partial prepayment of the Notes pursuant to Section 8 . 1 or Section 8 . 2 , the principal amount of the Notes to be prepaid shall be allocated among all of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment . 7. Maturity; Surrender, etc. In the case of each prepayment of Notes pursuant to this Section 8 , the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment (which shall be a Business Day), together with interest on such principal amount accrued to such date and the applicable Make - Whole Amount, if any . From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make - Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue . Any Note paid or prepaid in full shall be surrendered to the Company and canceled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note . 8. Purchase of Notes. The Company will not, nor will it permit any Affiliate to, purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes . The Company will promptly cancel all Notes acquired by the Company or any Affiliate pursuant to any payment or prepayment of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes . 9. Make - Whole Amount. The term “Make - Whole Amount” means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that the Make - Whole Amount may in no event be less than zero . For the purposes of determining the Make - Whole Amount, the following terms have the following meanings : 31 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

“Called Principal” means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8 . 2 or 8 . 3 or has become or is declared to be immediately due and payable pursuant to Section 12 . 1 , as the context requires . “Discounted Value” means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal . “Reinvestment Yield” means, with respect to the Called Principal of any Note, the sum of (x)(i) if such Called Principal is to be prepaid pursuant to Section 8 . 3 , 1 . 00 % or (ii) if such Called Principal is to be prepaid pursuant to Section 8 . 2 or has become or is declared to be immediately due and payable pursuant to Section 12 . 1 , 0 . 50 % plus (y) the yield to maturity implied by the yield(s) reported as of 10 : 00 a . m . (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX 1 ” (or such other display as may replace Page PX 1 ) on Bloomberg Financial Markets for the most recently issued actively traded on - the - run U . S . Treasury securities (“Repor ted”) having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date . If there are no such U . S . Treasury securities Reported having a maturity equal to such Remaining Average Life, then such implied yield to maturity will be determined by (a) converting U . S . Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between the yields Reported for the applicable most recently issued actively traded on - the - run U . S . Treasury securities with the maturities (1) closest to and greater than such Remaining Average Life and (2) closest to and less than such Remaining Average Life . The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note . If such yields are not Reported or the yields Reported as of such time are not ascertainable (including by way of interpolation), then “Reinvestment Yield” means, with respect to the Called Principal of any Note, the sum of (x)(i) if such Called Principal is to be prepaid pursuant to Section 8 . 3 , 1 . 00 % or (ii) if such Called Principal is to be prepaid pursuant to Section 8 . 2 or has become or is declared to be immediately due and payable pursuant to Section 12 . 1 , 0 . 50 % plus (y) the yield to maturity implied by the U . S . Treasury constant maturity yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H . 15 (or any comparable successor publication) for the U . S . Treasury constant maturity having a term equal to the Remaining Average Life of such Called Principal as of such Settlement Date . If there is no such U . S . Treasury constant maturity having a term equal to such Remaining Average Life, such implied yield to maturity will be determined by interpolating linearly between (1) the U . S . Treasury constant maturity so reported with the term closest to and greater than such Remaining Average Life and (2) the U . S . Treasury constant maturity so reported with the term closest to and less than such 32 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note. “Remaining Average Life” means, with respect to any Called Principal, the number of years obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years, computed on the basis of a 360 - day year composed of twelve 30 - day months and calculated to two decimal places, that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment. “Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8 . 2 , 8 . 3 or 12 . 1 . “Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8 . 2 or 8 . 3 or has become or is declared to be immediately due and payable pursuant to Section 12 . 1 , as the context requires . 9. AFFIRMATIVE COVENANTS. The Company covenants that so long as any of the Notes are outstanding: 1 9.1. Compliance with Laws. The Company will and will cause each of its Subsidiaries to comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, Environmental Laws, the USA PATRIOT Act and the other laws and regulations that are referred to in Section 5 . 16 , and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each 1 Section 2 (d) of the Waiver and Amendment dated as of April 18 , 2019 provides for an undertaking by the Company that Jayset Mgt will be liquidated within a reasonable period after its acquisition and will not conduct any business or hold any material assets prior to its liquidation . The Waiver and Amendment provides that the foregoing sentence shall be deemed to be a covenant contained in the Note Purchase Agreement . 33 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

case to the extent necessary to ensure that non - compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect . 2. Insurance. The Company will and will cause each of its Subsidiaries to maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co - insurance and self - insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated . 3. Maintenance of Properties. The Company will and will cause each of its Subsidiaries to maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent the Company or any Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect . 4. Payment of Taxes and Claims. The Company will and will cause each of its Subsidiaries to file all tax returns required to be filed in any jurisdiction and to pay and discharge all Taxes shown to be due and payable on such returns and all other Taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent the same have become due and payable and before they have become delinquent, and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any Subsidiary, provided that neither the Company nor any Subsidiary need pay any such Tax, assessment, charge, levy or claim if (a) the amount, applicability or validity thereof is contested by the Company or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company or such Subsidiary has established adequate reserves therefor in accordance with U.S. GAAP on the books of the Company or such Subsidiary or (b) the nonpayment of all such taxes, assessments, charges, levies and claims could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. 5. Corporate Existence, etc. Subject to Sections 10 . 2 and 10 . 9 , the Company will at all times preserve and keep in full force and effect their respective corporate or partnership existences (as applicable), and the Company will at all times preserve and keep in full force and effect the corporate existence of 34 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 each of their Subsidiaries and all rights and franchises of the Company and its Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect the corporate existence of any Subsidiary (other than the Company), or any such right or franchise could not, individually or in the aggregate, have a Material Adverse Effect . 6. Ranking. The Company will ensure that, at all times, all liabilities of the Company under the Notes will rank in right of payment either pari passu with or senior to all other Permitted Senior Secured unsecured and unsubordinated Indebtedness of the Company . 7. Additional Guarantors. So long as the Banks have not released all of the Bank Security, but subject Subject to Section 9 . 8 , the Company will cause any Person (a) who after the date hereof is newly incorporated or newly acquired and meets the criteria set forth in the definition of Guarantor, to execute and deliver, within thirty days thereof, or such longer period as the Required Holders may consent to, or (b) that existed as at the date of Closing and who subsequently meets the criteria set forth in the definition of Guarantor, to execute and deliver, as soon as reasonably practicable, the Direct Security (together with favorable supporting legal opinions) to the Collateral Agent . (x) a Guaranty of the obligations of the Company hereunder which may be satisfied by such Person executing a guarantee agreement (governed by the Applicable Law of a Reliable Jurisdiction) (in form, substance and under Applicable Law satisfactory to the Required Holders) or executing an adhesion agreement or joinder to an existing Guarantee , substantially in the form attached to such Guarantee or otherwise in from and substance satisfactory to the Required Holders, and (y) a favorable supporting legal opinion and such certificates, accompanying authorizing resolutions and corporate or similar documents as the Required Holders may reasonably request, each of such opinions, resolutions and similar documents to be in form and substance reasonably satisfactory to the Required Holders . 8. Further Assurances ; Release of Guarantees ; Collateral , Guarantees, etc Release . (a) Subject to Section 9 . 8 (b), the Company shall take, or cause to be taken, all action required or desirable to maintain good and valid title to the Collateral and shall maintain and preserve the Liens created by the Security Documents and the superiority of the priority thereof to all Liens other than the Liens arising in connection with the Credit Agreement and any other Permitted Liens . (a) [Reserved]. (b) At any time on or after the release by the Banks of all or any part of the Bank Security any Guarantor from its obligations under its Guaranty of the obligations under or in respect of the Credit Agreement or upon any indulgence, waiver or other accommodation by the Banks under the Credit Agreement in respect of any Bank Security such Guaranty and provided 35 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 that no Default or Event of Default shall have occurred and be continuing at such time, at the request of the Company, the holders of the Notes shall, as the case may be, (i) release any Guarantor from its obligations under its Guarantee if such Guarantor is being simultaneously released from all of its Guaranty obligations in respect of the Credit Agreement , (ii) authorize and direct the Collateral Agent to release all or any such part (as the case may be) of the Collateral from the Liens of the Security Documents at such time if such Collateral is being simultaneously released from the Bank Security or (iii) and such Guarantor is not a borrower, co - borrower or otherwise obligated in respect of the obligations under the Credit Agreement or (ii) provide any such indulgence, waiver or other accommodation, in each case, as the Banks may provide under the Credit Agreement in respect of the Bank Security any such Guaranty of the obligations under or in respect of the Credit Agreement , provided further in each case that the highest consideration paid or provided (if any) to any Bank under the Credit Agreement for such release of such Guarantor or Collateral , or for the provision of such indulgence, waiver or other accommodation, is paid pro rata to each holder of Notes at substantially the same time and on equivalent terms . (c) (i) Upon a request by the Company to release Collateral, as contemplated by Section 9 . 8 (b)(ii), the holders of Notes shall instruct the Collateral Agent to (x) release the Lien on such Collateral, (y) surrender to the Company all documents by which perfection of the Liens of such holders and of the Collateral Agent on and in such Collateral were perfected by possession, and (z) register such Personal Property Security Act (Ontario), Uniform Commercial Code and other personal property security discharge statements with respect to the Liens of such holders and of the Collateral Agent on and in such Collateral as the Company may reasonably request, in each case, at the expense of the Company . The Company shall not thereafter grant any Lien on the property comprising such Collateral to secure any amount owing to the Banks under the Credit Agreement unless simultaneously therewith (I) the Company or such Subsidiary grants an equal and ratable Lien on such property to secure all amounts owing hereunder or in respect of the Notes, (II) the Intercreditor Agreement shall be in full force and effect and shall apply to all Liens securing amounts owing hereunder, under the Notes and under the Credit Agreement and (III) the Company or such Subsidiary delivers to the Collateral Agent such opinions of counsel, certificates, accompanying authorizing resolutions and corporate or similar documents as the Required Holders and the Collateral Agent may reasonably request, each of such opinions, resolutions and similar documents to be in form and substance reasonably satisfactory to the Required Holders and the Collateral Agent . The property subject to any such subsequently granted Lien shall constitute Collateral and shall be subject to the provisions of this Section 9 . 8 to the same extent as if it were Collateral existing immediately after the Closing . ( ii c ) (i) If the holders of the Notes have released a Guarantor from its obligations under its Guarantee, as contemplated by Section 9 . 8 (b)(i), the Company shall not thereafter permit such former Guarantor to Guaranty any obligations owing under the Credit Agreement, or otherwise become obligated with respect thereto, unless, simultaneously therewith, such former Guarantor becomes a Guarantor hereunder by executing a Guarantee and (A) the Intercreditor Agreement shall be in full force and effect and shall apply to all Guarantees and all Guaranties of such Guarantor in respect of any obligations owing under the Credit Agreement and (B) such Guarantor delivers to each holders of the Collateral Agent Notes such opinions of counsel, certificates, accompanying authorizing resolutions and corporate or similar documents as the 36 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

Required Holders and the Collateral Agent may reasonably request, each of such opinions, resolutions and similar documents to be in form and substance reasonably satisfactory to the Required Holders and the Collateral Agent . ( iii ii ) If the holders of the Notes have provided any indulgence, waiver or other accommodation, as contemplated by Section 9 . 8 (b)( iii ii ), the Company shall not thereafter permit such indulgence, waiver or other accommodation granted by the Banks to be modified in a manner favorable to the Banks unless the indulgence, waiver or other accommodation granted by the holders of the Notes shall be similarly and simultaneously modified . (d) In connection with the refinancing of the obligations under the Credit Agreement, the Banks agreed to release the Collateral securing such obligations and terminate the Liens granted in favor of The Toronto - Dominion Bank, in its capacity as collateral agent for the Banks, pursuant to (i) that certain Partial Termination of Intercreditor Agreement, dated as of February 17 , 2022 , by and among, inter alia , the Company, the holders of the Notes, the Banks, the Collateral Agent and The Toronto - Dominion Bank, in its capacity as administration agent and collateral agent for the Banks, and (ii) that certain Release of Collateral Security, dated as of February 17 , 2022 , by and among, inter alia , the Company, the holders of the Notes , the Banks, the Collateral Agent and The Toronto - Dominion Bank, in its capacity as administration agent and collateral agent for the Banks . On the Third Amendment Effective Date, the holders of the Notes have agreed to release the Collateral securing the obligations under and in respect of this Agreement, the Notes and the other Financing Documents and terminate the Liens granted by the Company and the Guarantors in favor of the Collateral Agent upon the terms and subject to the conditions set forth in the Third Amendment Agreement and the Collateral Release Documents ( as defined in the Third Amendment Agreement) (the “Collateral Release”) . 9.9. Most Favored Lender. If at any time either (a) any of the terms (including, without limitation, defaults and events of default), conditions, security and/or covenants applicable to the Credit Agreement are amended, or (b) any Material Credit Facility entered into after the date hereof contains any terms (including, without limitation, defaults and events of default), conditions, security and/or covenants, in each case such that the lenders under the Credit Agreement or any such Material Credit Facility, benefit from terms (each such term, a “Most Favored Provision”) that are more favorable to such holders or lenders than those provided for hereunder or under the Direct Security , then each such Most Favored Provision shall be deemed to be automatically incorporated by reference into this Agreement, mutatis mutandis , as if set forth fully therein and, notwithstanding anything to the contrary herein, without any further action on the part of any of the Company, any Subsidiary or any other Person being required . Any Most Favored Provision so incorporated herein may not thereafter be modified or waived without the written consent of the Required Holders . In addition, the Company shall provide prompt written notice of the existence of any Most Favored Provision to each holder of a Note, and the Company agrees promptly to enter into such documentation as the Required Holders may request to evidence the amendments provided for in this Section . 37 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

10. [Reserved]. 11. Post - Closing Obligations. The Company will, and will cause each of its Subsidiaries to, deliver to the Existing Noteholders, or undertake the efforts (and deliver to the Existing Noteholders evidence thereof), as the case may be, in form and substance satisfactory to the Existing Noteholders (unless the Required Holders shall otherwise agree in their sole discretion), the documents and/or efforts set forth in Schedule 9 . 11 hereto, as soon as possible, but in any event within the period of time specified in Schedule 9 . 11 (or such longer period of time as may be agreed to by the Required Holders in their sole discretion) . 10. NEGATIVE COVENANTS . The Company covenants that so long as any of the Notes are outstanding: 1. Transactions with Affiliates. The Company will not, and will not permit any Subsidiary to, enter into directly or indirectly any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company or another Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Company’s or such Subsidiary’s business and upon fair and reasonable terms no less favorable to the Company or such Subsidiary than would be obtainable in a comparable arm’s - length transaction with a Person not an Affiliate . 2. Merger, Consolidation, etc. The Company will not, and will not permit any Guarantor to, directly or indirectly, enter into any merger, consolidation, amalgamation, reorganization, reconstruction or arrangement or, except as provided in the last sentence of this Section 10 . 2 , liquidate, wind - up or dissolve itself (or suffer any liquidation or dissolution) or convey, transfer or lease substantially all of its assets in a single transaction or series of transactions to any Person unless : (a) in the case of the Company, the successor formed by such consolidation, amalgamation, reorganization, reconstruction or arrangement or the survivor of such merger or the Person that acquires by conveyance, transfer or lease substantially all of the assets of the Company (the “Company Successor”), shall be a solvent corporation organized and existing under the laws of Canada or any Province thereof, or the United States of America or any State thereof (including the District of Columbia), and, if the Company is not the Company Successor, (i) the Company Successor shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of this Agreement, the Notes and the other Financing Documents to which the Company is a party, (ii) in the case of any transaction contemplated by this subsection (a) involving the Company, each Guarantor shall have executed and delivered to each holder of Notes its confirmation of its duties and obligations under the Guarantee to which it is a party after giving 38 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 effect to such transaction, and (iii) the Company Successor shall have caused to be delivered to each holder of any Notes an opinion of nationally recognized independent counsel in the appropriate jurisdiction, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof ; and (b) in the case of any Guarantor, the successor formed by any such consolidation, amalgamation, reorganization, reconstruction or arrangement or the survivor of such merger or the Person that acquires by conveyance, transfer or lease substantially all of the assets of such Guarantor (the “Guarantor Successor”), shall be (1) either the Company, such Guarantor or another Guarantor, (2) a solvent corporation duly organized and existing under the laws of Canada or any Province thereof, the United States of America or any State thereof (including the District of Columbia) or the jurisdiction of organization of such Guarantor, and (i) such Guarantor Successor shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of the relevant Guarantee and (ii) the Company shall have caused to be delivered to each holder of any Notes an opinion of nationally recognized independent counsel in the appropriate jurisdiction, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof or (3) any other Person so long as the transfer of all of the assets of such Subsidiary would have otherwise been permitted by Section 10 . 9 and such transaction is treated as a Disposition of all of the assets of such Subsidiary for purposes of Section 10 . 9 ; and (c) in the case of any such transaction, (i) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing and (ii) the Company shall have demonstrated to the reasonable satisfaction of the Required Holders that all actions necessary to preserve and maintain the Lien of the Security Documents and the Lien arising in connection with the Credit Agreement on the Collateral have been taken . . No such conveyance, transfer or lease of substantially all of the assets of the Company or any Guarantor shall have the effect of releasing the Company, such Guarantor or any successor corporation that shall theretofore have become such in the manner prescribed in this Section 10 . 2 from its liability under this Agreement, the Notes or the other Financing Documents to which the Company, such Guarantor or such successor is a party . The Company may cause or permit any Subsidiary to liquidate, wind - up or dissolve (or suffer any liquidation or dissolution) if, in the good faith judgment of the Company, such liquidation, winding - up or dissolution could not, individually or in the aggregate, have a Material Adverse Effect . 10.3. Liens. The Company will not, and will not permit any Subsidiary to, create, assume, incur or suffer to exist any Lien upon or with respect to any property or assets, whether now owned or hereafter acquired, of the Company or any Subsidiary, excluding from the operation of this Section the following Liens (each a “Per mitted Lien” and together, the “Per mitted Liens”) : 39 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

(a) Liens securing Indebtedness of the Company or any Subsidiary outstanding on the date of the Closing as specified in Schedule 5 . 15 (to the extent such Lien is not otherwise permitted by any other subsections of this Section 10 . 3 ) and Liens securing any extension, renewal or refunding of such Indebtedness, provided that (i) the principal amount of such Indebtedness outstanding immediately before giving effect to such extension, renewal or refunding is not increased and (ii) such Lien does not cover any additional property of the Company or any Subsidiary ; (b) Liens incurred and pledges and deposits made in connection with workers’ compensation, unemployment insurance, old - age pensions and similar legislation (other than ERISA and Canadian pension legislation) ; (c) Liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), and statutory obligations of like nature, incurred as an incident to and in the ordinary course of business ; (d) statutory Liens of landlords, undetermined or inchoate Liens and other Liens imposed by law, such as carriers’, warehousemen’s, mechanics’, construction and materialmen’s Liens, incurred in good faith in the ordinary course of business, provided that the aggregate amount of any carriers’, warehousemen’s, mechanics’, construction or materialmen’s Liens shall at no time exceed an aggregate amount of U . S . $ 3 , 000 , 000 5 , 000 , 000 (or the equivalent thereof, as of any date of determination, in any other currency) and the amount thereof shall be paid when same shall become due ; (e) Liens securing the payment of taxes, assessments and governmental charges or levies, either (i) not delinquent or (ii) being contested in good faith in accordance with Section 9.4 by appropriate proceedings; (f) permits, right - of - way, zoning restrictions, easements, licenses, or reservations or restrictions on the use of real property or minor irregularities or minor title defects incidental thereto which do not in the aggregate materially detract from the value of the property or assets of the Company or any of its Subsidiaries or materially impair the operation of the business of the Company or any of its Subsidiaries ; (g) Liens arising out of the leasing of personal property by the Company or any of its Subsidiaries in the ordinary course of business up to an amount not exceeding in the aggregate, for the Company and its Subsidiaries, U . S . $ 20 , 000 , 000 40 , 000 , 000 (or the equivalent thereof, as of any date of determination, in any other currency) ; (h) any Lien created to secure all or any part of the purchase price, or to secure Indebtedness incurred or assumed to pay all or any part of the purchase price or cost of construction, of property (or any improvement thereon) acquired or constructed by the Company or any Subsidiary after the date of the Closing, provided that (i) any such Lien shall extend solely to the item or items of such property (or improvement thereon) so acquired or constructed and, if required by the terms of the 40 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 instrument originally creating such Lien, other property (or improvement thereon) which is an improvement to or is acquired for specific use in connection with such acquired or constructed property (or improvement thereon) or which is real property being improved by such acquired or constructed property (or improvement thereon), (ii) the principal amount of the Indebtedness secured by any such Lien shall at no time exceed an amount equal to 100 % of the lesser of (A) the cost to the Company or such Subsidiary of the property (or improvement thereon) so acquired or constructed and (B) the fair market value (as determined in good faith by the board of directors of the Company) of such property (or improvement thereon) at the time of such acquisition or construction, and (iii) any such Lien shall be created contemporaneously with, or within 180 days after, the acquisition or construction of such property ; (i) any Lien existing on property of a Person immediately prior to its being consolidated with or merged into the Company or any Subsidiary or its becoming a Subsidiary, or any Lien existing on any property acquired by the Company or any Subsidiary at the time such property is so acquired (whether or not the Indebtedness secured thereby shall have been assumed), provided that (i) no such Lien shall have been created or assumed in contemplation of such consolidation or merger or such Person becoming a Subsidiary or such acquisition of property, and (ii) each such Lien shall extend solely to the item or items of property so acquired and, if required by the terms of the instrument originally creating such Lien, other property which is an improvement to or is acquired for specific use in connection with such acquired property ; (j) reservations, conditions, limitations and exceptions contained in or implied by statute in the original disposition from the Crown and grants made by the Crown of interests so reserved or accepted ; (k) security given in the ordinary course of business by the Company or any of its Subsidiaries to a public utility or any municipality or governmental or public authority in connection with operations of the Company or any of its Subsidiaries (other than in connection with borrowed money) securing not more than U . S . $ 3 , 000 , 000 5 , 000 , 000 (or the equivalent thereof, as of any date of determination, in any other currency) ; (l) Liens granted pursuant to the Security Documents and any additional or further security granted to the Collateral Agent by the Company or any Guarantor or any future Subsidiary of the Company, and Liens equally and ratably securing all amounts owing under the Credit Agreement, this Agreement and the promissory notes issued hereunder and thereunder (provided that and for so long as the Intercreditor Agreement is in full force and effect) ; ( m l ) Liens in respect of Permitted Intercompany Loans ; ( n m ) Liens , subordinate in priority to the Liens created under the Security Documents, incurred in the ordinary course of business for the purposes of securing the payment of any purchase price balance or the refinancing of any purchase price balances of any assets (other than 41 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 current assets (but including capital stock)) acquired by the Company or any of its Subsidiaries ; provided that (i) any such Liens are restricted to the assets so acquired and , (ii) the aggregate amount secured by such Liens does not exceed U . S . $ 20 , 000 , 000 50 , 000 , 000 (or the equivalent thereof, as of any date of determination, in any other currency) , and (iii) in no event shall such Liens secure any Indebtedness outstanding under or pursuant to any Material Credit Facility ; and ( o n ) Liens in addition to those described in Subsections (a) through ( n m ) above securing Indebtedness of the Company or any Subsidiary, but only to the extent that the Indebtedness secured by each such Lien is permitted to be outstanding under Section 10 . 8 (provided, however, that notwithstanding the foregoing, the Company shall not, and shall not permit any of the Subsidiaries to, secure any Indebtedness outstanding under or pursuant to any Material Credit Facility pursuant to this Section 10 . 3 ( o n )) . 4. Consolidated Net Worth. [Reserved] The Company will not permit Consolidated Net Worth as of the end of any fiscal quarter of the Company to be less than the sum of (i) U . S . $ 165 , 000 , 000 , plus (ii) the amount equal to the sum of 50 % of Consolidated Net Earnings for each completed fiscal year of the Company commencing with the fiscal year ending December 31 , 2015 (but only if the Consolidated Net Earnings for such fiscal year is a positive number), plus (iii) 100 % of the net proceeds received by the Company from a sale of its capital stock (whether or not made pursuant to a public offering) or a capital contribution or other equity injection of any kind, in each case made after the date of Closing but only if the aggregate net proceeds from all such sales, capital contributions and equity injections exceeds U . S . $ 25 , 000 , 000 , provided that the net proceeds of any sale of a debt security that is convertible into or exchangeable for capital stock of the Company, or a debt security that is issued with a warrant or other instrument to purchase capital stock of the Company, shall not be required to be added pursuant to this clause (iii) unless and until such debt security is converted into or exchanged for, or such warrant or other instrument is exercised for, capital stock of the Company . 5. Leverage Ratio. The Company will not at any time permit the Total Debt/EBITDA Ratio to exceed 3.5 to 1.0. 6. Interest Coverage Ratio. The Company will not, as at the end of any fiscal quarter of the Company, permit the Interest Coverage Ratio for the period of four fiscal quarters of the Company ending on the last day of such fiscal quarter, to be less than 2 . 0 to 1 . 0 . 7. Subsidiary Indebtedness. The Company will not permit any Subsidiary to, create, assume, incur, guarantee or otherwise become liable in respect of any Indebtedness, excluding from the operation of this Section : 42 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

(a) Indebtedness outstanding on the date of the Closing and specified in Schedule 5 . 15 and any extension, renewal or refunding thereof, provided that the principal amount thereof outstanding immediately before giving effect to such extension, renewal or refunding is not increased ; (b) Indebtedness of a Person outstanding at the time such Person becomes a Subsidiary (and not incurred in anticipation thereof) and any extension, renewal or refunding thereof, provided that the principal amount thereof outstanding immediately before giving effect to such extension, renewal or refunding is not increased ; (c) Indebtedness of any Guarantor which is a Subsidiary incurred after the date of the Closing ; (d) Indebtedness owing to the Company or any Guarantor; and (e) Indebtedness of a Subsidiary in addition to that otherwise permitted by the foregoing provisions of this Section 10 . 7 , provided that on the date the Subsidiary incurs or otherwise becomes liable with respect to any such additional Indebtedness and immediately after giving effect thereto, (i) no Default or Event of Default exists, and (ii) the total amount of all Indebtedness permitted to be outstanding pursuant to this Section 10 . 7 (e) does not exceed Indebtedness permitted to be outstanding under Section 10 . 8 . 8. Limitation on Priority Debt. The Company will not, at any time, permit Priority Debt to exceed 10 % of Consolidated Total Tangible Assets (as determined at the end of the then most recently ended fiscal quarter of the Company) . 9. Disposition of Assets. The Company will not, and will not permit any Subsidiary to, directly or indirectly, sell, lease, transfer or otherwise dispose of (collectively a “Disposition”) any of its properties or assets unless, after giving effect to such proposed Disposition, (i) no Default or Event of Default shall have occurred and be continuing, (ii) the assets subject to such Disposition shall be sold for consideration not less than the fair market value of such assets, (iii) the aggregate book value of all assets that were the subject of a Disposition during the period commencing on the first day of the then current fiscal year of the Company and ending on the date of such proposed Disposition (the “Disposition Date”) does not exceed 15 % of Consolidated Total Assets as at the end of the fiscal year of the Company ended immediately prior to the Disposition Date and (iv) the aggregate book value of all assets that were the subject of a Disposition during the period commencing as of December 31 , 2014 2021 through the applicable Disposition Date does not exceed 25 % of Consolidated Total Assets as at the end of the fiscal year of the Company ended immediately prior to such Disposition Date . Any Disposition of shares of stock of any 43 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

Subsidiary shall, for purposes of this Section, be valued at an amount that bears the same proportion to the total assets of such Subsidiary as the number of such shares bears to the total number of shares of stock of such Subsidiary . Notwithstanding the foregoing, the following Dispositions shall not be taken into account under this Section 10 . 9 : (a) any Disposition pursuant to a transaction consummated in accordance with Section 10 . 2 ; (b) any Disposition of inventory, equipment, fixtures, supplies or materials made in the ordinary course of business at fair value ; (c) any Disposition by a Guarantor to the Company or another Guarantor, or by any other Subsidiary to the Company or another Subsidiary ; (d) dispositions of shares in a Subsidiary, including a Wholly - Owned Subsidiary, to existing or new minority shareholders of such Subsidiary in the ordinary course of business in connection with an acquisition of Persons previously owned by such shareholders or in connection with incentive compensation arrangements ; and (e) any Disposition the Net Proceeds of which are applied within 365 days of the related Disposition Date to either (A) the acquisition by the Company or such Subsidiary, as the case may be, of operating assets of at least equivalent value to the assets which are the subject of such Disposition (it being understood that “operating assets” shall not include cash or cash equivalents) or (B) the redemption or repayment by the Company or such Subsidiary, as the case may be, of the Notes pursuant to an offer to make a prepayment or redemption of Indebtedness pursuant to Section 8 . 4 (a) and of any Indebtedness ranking pari passu with the Notes (other than any such Indebtedness owing to the Company or any of its Subsidiaries or Affiliates and any such Indebtedness in respect of any revolving credit or similar facility providing the Company or any of its Subsidiaries with the right to obtain loans or other extensions of credit from time to time, except to the extent that in connection with repayment of such Indebtedness the availability of credit under such credit facility is permanently reduced by an amount no less than the amount of such repayment) . (To the extent that one or more holders do not accept the Disposition Prepayment Offers or Secondary Disposition Prepayment Offers provided for in Section 8 . 4 (a), the aggregate amount specified in such offers (without duplication) shall be applied by the Company or such Subsidiary to the redemption or prepayment of other such Indebtedness ranking pari passu with the Notes, if any, within such 365 day period . ) 10.10. Terrorism Sanction Regulations. The Company will not and will not permit any Controlled Entity (a) to become (including by virtue of being owned or controlled by a Blocked Person), own or control a Blocked Person or any Person that is the target of sanctions imposed by the United Nations or by the European Union, or (b) directly or indirectly to have any investment in or engage in any dealing or transaction (including, without limitation, any investment, dealing or transaction involving the proceeds of the Notes) with any Person if such investment, dealing or transaction (i) would cause any holder to be in violation of any law or regulation applicable to such holder, or (ii) is 44 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

prohibited by or subject to sanctions under any U . S . Economic Sanctions, or (c) to engage, nor shall any Affiliate of either engage, in any activity that could subject such Person or any holder to sanctions under CISADA or any similar law or regulation with respect to Iran or any other country that is subject to U . S . Economic Sanctions . 11. Line of Business. The Company will carry on diligently and conduct its business in a proper and efficient manner so as to preserve and protect its properties, asset and income in a prudent manner consistent with usual industry practice and the preservation of its business and assets, and it will cause its Subsidiaries to do the same in respect of their respective businesses and assets and, in particular, without limiting the foregoing, it will not alter its business plan so as to change materially the nature or scope of business, operations, or activities currently carried on by it or its Subsidiaries, without obtaining the prior written consent of the Required Holders (which consent shall not be unreasonably withheld) . 12. Restricted Payments. The Company will not, and will not permit the Subsidiaries to, make or permit any withdrawals or any other payments of money or equivalents thereof whatsoever (including, without limitation, royalties, management fees, etc . ) by or to the shareholders of the Company or its Affiliates, except for the following, in each case provided no Event of Default has occurred and is continuing and no Event of Default will occur as a consequence thereof : (a) the payment of dividends, whether in cash or in specie; (b) normal course distributions to minority shareholders of Subsidiaries of the Company as contemplated in the Company’s annual business plan and within limits approved by the Required Holders annually ; (c) distributions and returns of capital (whether by retirement, redemption, repurchase, cancellation or otherwise) and normal course issuer bids of the Company ; (d) payments upon exercise of the put options under the Shareholders Agreements; (e) payments upon exercise of the call options under the Shareholders Agreements; and (f) payments on account of retirement, termination, death or disability, redemptions. 10.13. Acquisitions. The Company will not, and will not permit any Subsidiary to, (a) make any acquisition of any business other than the acquisition of an Eligible Business ; 45 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

(b) invest in investments and/or provide financial assistance, including, without limitation, to Unrestricted Entities exceeding an aggregate initial investment value of US $ 25 , 000 , 000 75 , 000 , 000 at any time ; or (c) establish, incorporate, otherwise form, charter or create any new Subsidiary other than in connection with the acquisition of an Eligible Business or other than in the ordinary course of business . 14. Amendments to Call Options. The Company will not make, or permit the making of, any change or modification to the call option provisions in the Shareholders Agreements . 15. [Reserved]. 16. Canadian Pension Plans. The Company will not, and will not permit any Subsidiary to, (a) establish or contribute to any Canadian Defined Benefit Pension Plan, or (b) acquire an interest in any Person if such Person sponsors, administers, maintains or contributes to, or has any liability in respect of any Canadian Defined Benefit Pension Plan . 11. EVENTS OF DEFAULT. An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing : (a) default shall be made in the payment of any principal or Make - Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise ; or (b) default shall be made in the payment of any interest on any Note for more than three Business Days after the same becomes due and payable ; or (c) except as expressly permitted by Section 10 . 2 , the Company or any of its Subsidiaries cease or threatens to cease to carry on all or substantial part of the business currently carried on by the Company or such Subsidiary, or default shall be made (i) by the Company in the performance of or compliance with any term contained in Section 10 . 2 , the proviso to Section 10 . 3 ( o n ), Section 10 . 4 , Section 10 . 5 , Section 10 . 6 , Section 10 . 8 , Section 10 . 9 , Section 10 . 12 , Section 10 . 13 (a) or Section 10 . 16 ; (ii) by the Company if the Company fails (x) to make a Disposition Prepayment Offer or a Secondary Disposition Prepayment Offer, in each case, in accordance with Section 8 . 4 (a), or (y) to give a Change of Control Prepayment Notice or 46 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

to make a Change of Control Prepayment Offer, in each case, in accordance with Section 8.4(b) or (iii) by the Company in the performance of or compliance with any other term contained herein or in any other Financing Document (other than those referred to in paragraphs (a), (b), (c)(i) and (c)(ii) of this Section 11) and (to the extent that such default is capable of being remedied and during the 10 Business Day period referred to below the Company is proceeding actively and diligently in good faith to remedy such default to the satisfaction of the Required Holders) such default is not remedied within 10 Business Days after the earlier of (x) a Responsible Officer obtaining actual knowledge of such default and (y) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (c)(iii) of Section 11); or (d) any representation, warranty or certification made in writing by or on behalf of the Company or any Guarantor or by any officer of the Company or any Guarantor in this Agreement, any Guarantee or any other Financing Document, or in any writing furnished in connection with the transactions contemplated hereby, proves to have been false or incorrect in any material respect on the date as of which made ; or (e) (i) any Event of Default under and as defined in the Credit Agreement (or an event of default under any agreement, document or instrument evidencing any other Permitted Senior Secured Indebtedness Material Credit Facility ) shall have occurred and be continuing, or (ii) the Company or any Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make - whole amount or interest on any other Indebtedness that is outstanding in an aggregate principal amount equal to at least $ 20 , 000 , 000 50 , 000 , 000 (or the equivalent thereof, as of any date of determination, in any other currency) beyond any period of grace provided with respect thereto, or (iii) the Company or any Subsidiary is in default in the performance of or compliance with any term of any evidence of any Indebtedness in an aggregate outstanding principal amount equal to at least $ 20 , 000 , 000 50 , 000 , 000 (or the equivalent thereof, as of any date of determination, in any other currency) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Indebtedness has become, or has been declared (or one or more Persons are entitled to declare such Indebtedness to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iv) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Indebtedness to convert such Indebtedness into equity interests), (x) the Company or any Subsidiary has become obligated to purchase or repay Indebtedness before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount equal to at least $ 20 , 000 , 000 50 , 000 , 000 (or the equivalent thereof, as of any date of determination, in any other currency) of (y) or one or more Persons have the right to require the Company or any Subsidiary so to purchase or repay such Indebtedness ; or (f) the Company or any Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the 47 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as bankrupt, insolvent or to be liquidated, or (vi) takes corporate, partnership, company or other similar action for the purpose of any of the foregoing ; or (g) a court or Governmental Authority of competent jurisdiction enters an order appointing, without consent by the Company, or any Subsidiary, a custodian, receiver, monitor, sequestrator, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding - up or liquidation of the Company or any Subsidiary, or any such petition shall be filed against the Company or any Subsidiary and such petition shall not be dismissed within 30 days ; or (h) an application or an order is made, proceedings are commenced, or an application to a court or other steps are taken for the winding up, liquidation, dissolution or administration of the Company or any Subsidiary, or a receiver, receiver and manager, administrative receiver, monitor, sequestrator, trustee or similar officer is appointed to all or any of the assets and undertakings of the Company or any Subsidiary, and such appointment continues undischarged for 30 days ; or (i) one or more final judgments or orders for the payment of money aggregating in excess of an amount equal to 15 % of Consolidated Net Worth as of the end of the most recently ended fiscal quarter of the Company (or the equivalent thereof, as of any date of determination, in any other currency), including, without limitation, any such final order enforcing a binding arbitration decision, are rendered against one or more of the Company and their Subsidiaries and which judgments are not, within 30 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 30 days after the expiration of such stay ; or (j) if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate “amount of unfunded benefit liabilities” (within the meaning of section 4001 (a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed an amount equal to 15 % of Consolidated Net Worth as of the end of the most recently ended fiscal quarter of the Company, (iv) the Company or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company or any ERISA Affiliate withdraws from any Multiemployer Plan, or (vi) the Company or any Subsidiary 48 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

establishes or amends any employee welfare benefit plan that provides post - employment welfare benefits in a manner that would increase the liability of the Company or any Subsidiary thereunder ; and any such event or events described in clauses (i) through (vi) above, either individually or together with any other such event or events and any failure or failures referred to in Section 11 (k), could reasonably be expected to have a Material Adverse Effect ; or (k) (i) the aggregate accumulated funding deficiency or other unfunded liability with respect to all Foreign Pension Plans (other than pension plans) maintained by the Company and its Subsidiaries exceeds an amount equal to 15 % of Consolidated Net Worth as of the end of the most recently ended fiscal quarter of the Company (or its equivalent in other currencies), (ii) the accumulated funding deficiency or other unfunded liability with respect to any Foreign Pension Plan that is a pension plan maintained by the Company or any Subsidiary exceeds the maximum amount prescribed by any applicable laws or regulations of any Governmental Authority, or (iii) the Company or any Subsidiary shall otherwise fail to comply with any laws, regulations or orders in the establishment, administration or maintenance of any Foreign Pension Plan or shall fail to pay or accrue any premiums, contributions or other amounts required by applicable Foreign Pension Plan documents or applicable laws ; and any such failure either individually or in the aggregate together with any event or events referred to in Section 11 (j), could reasonably be expected to have a Material Adverse Effect ; or (l) (i) the obligations of the Company or any Guarantor under any Guarantee or any other Financing Document to which such Person is a party, as the case may be, shall cease to be in full force and effect (except to the extent any such Financing Document has been terminated in accordance with Section 9 . 8 (b)) or shall be declared by a court or other Governmental Authority of competent jurisdiction to be void, voidable or unenforceable against such Person, (ii) the Company, any Guarantor or any Person acting on behalf of the Company or any Guarantor shall contest in any manner the validity, binding nature or enforceability of any Guarantee or other Financing Document, or (iii) the Company or any Guarantor shall deny that it has any further liability or obligation under any Guarantee or other Financing Document, as the case may be ; or . (m) Except as permitted by the terms hereof or of any Security Document, (i) any Security Document shall for any reason fail to create a valid security interest in any Collateral purported to be covered thereby or (ii) any Lien securing the Notes shall cease to be a perfected, first priority Lien, except for any Permitted Liens . As used in Section 11(j), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in section 3 of ERISA. 12. REMEDIES ON DEFAULT, ETC . 1. Acceleration. (a) If an Event of Default with respect to the Company described in paragraph (f), (g) or (h) of Section 11 (other than an Event of Default described in clause (i) of paragraph (f) or described in clause (vi) of paragraph (f) by virtue of the fact that such clause encompasses clause 49 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

(i) of paragraph (f)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable. (b) If any other Event of Default has occurred and is continuing, the Required Holders may at any time at their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable . (c) If any Event of Default described in paragraph (a) or (b) of Section 11 has occurred and is continuing, any holder or holders of the Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable . Upon any Notes becoming due and payable under this Section 12 . 1 , whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon (including, but not limited to, interest accrued thereon at the Default Rate) and (y) the applicable Make - Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived . The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for) and that the provision for payment of a Make - Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances . 2. Other Remedies. If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12 . 1 , the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note or in any other Financing Document, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise . 3. Rescission. At any time prior to the date which is 90 days after any Notes have been declared due and payable pursuant to paragraph (b) or (c) of Section 12 . 1 , the Required Holders, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make - Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make - Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) neither the Company nor any other Person shall have paid any amounts which have become due solely by reason of such declaration, (c) all Events of Default and Defaults, 50 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

other than non - payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 19 , and (d) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes . No rescission and annulment under this Section 12 . 3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon . 12.4. No Waivers or Election of Remedies, Expenses, etc. No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies . No right, power or remedy conferred on any holder of a Note by this Agreement, any Note or any other Financing Document shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise . Without limiting the obligations of the Company under Section 17 , the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12 , including, without limitation, reasonable attorneys’ fees, expenses and disbursements . 13. TAX INDEMNIFICATION. (a) Any and all payments under this Agreement or the Notes to or for the account of any holder of a Note shall be made free and clear of, and without deduction or withholding for or on account of, any Tax, except to the extent such deduction or withholding is required by law . If any Tax is required by law to be deducted or withheld from any such payments by the Company, the Company will make such deductions or withholding and pay to the relevant taxing authority the full amount deducted or withheld (including, without limitation, the full amount of any additional Tax required to be deducted or withheld from or otherwise paid in respect of any payment made to any holder pursuant to this Subsection (a) as provided below) before penalties attach thereto or interest accrues thereon . In the event of the imposition by or for the account of any Applicable Taxing Authority or of any Governmental Authority of any jurisdiction in which the Company resides for tax purposes or any jurisdiction from or through which the Company is making any payment in respect of any Note, other than any Governmental Authority of or in the United States of America or any political subdivision thereof or therein, of any Tax (“Indemnifiable Tax”) upon or with respect to any payments in respect of any Note, whether by withholding or otherwise, the Company hereby agrees to pay forthwith from time to time in connection with each payment on the Notes, to each holder of a Note such additional amounts as shall be required so that every payment received by such holder in respect of the Notes and every payment received by such holder under this Agreement will not, after such withholding or deduction or other payment for or on account of such Tax (including, without limitation, the full amount of any additional Indemnifiable Tax required to be deducted or withheld from or otherwise paid in respect of any additional amount paid to such holder pursuant to this Subsection (a)) and any interest or penalties relating thereto, be less than the amount due and payable to such holder in respect of such Note or under this Agreement before the assessment of such Indemnifiable Tax . In addition, the Company shall indemnify each holder of Notes for the full amount of Indemnifiable Taxes paid or required to be paid by such holder on amounts 51 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 payable pursuant to this Agreement or the Notes and any liability (including penalties, interest and expenses) arising therefrom, together with such amounts as will result in such holder of Notes receiving the amount that would otherwise have been received by it in the absence of such Indemnifiable Taxes and the indemnification provided for herein . Except where the Company is required to deduct or withhold any Indemnifiable Tax, each holder of Notes, upon becoming aware of its liability (or potential liability) for any Indemnifiable Taxes, shall promptly notify the Company of such liability (or potential liability) for such Indemnifiable Taxes for which the Company is required to indemnify such holder pursuant to this Subsection (a) and of the amount payable to it by the Company pursuant hereto, and the Company shall pay such amounts either (x) directly to the Applicable Taxing Authority or other relevant Governmental Authority that imposed such Indemnifiable Taxes, as the case may be, on or before the date such Indemnifiable Taxes are due or (y) if such holder of Notes has already paid such Indemnifiable Taxes, to such holder of Notes within 10 days of the receipt of such notice (and, if such Indemnifiable Taxes are not paid on or before the date specified in clause (x) or within the period specified in clause (y), as the case may be, shall bear interest at the Default Rate thereafter) . Such holder of Notes shall determine the amount payable to it, which determination shall be conclusive in the absence of manifest error, and such holder shall not be required to disclose any confidential or proprietary information in connection with such determination . Notwithstanding anything contained in this Subsection (a) to the contrary, the Company shall not be obliged to pay such amounts to any holder of a Note in respect of Indemnifiable Taxes to the extent Indemnifiable Taxes exceed the Indemnifiable Taxes that would have been payable : (i) had such holder not been a resident of Canada within the meaning of the Income Tax Act (Canada) or not used or held such Note in the course of carrying on a business in Canada within the meaning of the Income Tax Act (Canada) ; or (ii) had such holder not had any connection with Canada or any territory or political subdivision thereof other than the mere holding of a Note with the benefit of the Guarantees (or the receipt of any payments in respect thereof) or activities incidental thereto (including enforcement thereof) ; or (iii) had such holder not dealt with the Company on a non - arm’s length basis (within the meaning of the Income Tax Act (Canada)) in connection with any such payment ; or (iv) but for the delay or failure by such holder (following a written request by the Company) in the filing with an appropriate Governmental Authority or otherwise of forms, certificates, documents, applications or other reasonably required evidence (collectively “Forms”), that are required to be filed by such holder to avoid or reduce such Taxes (so long as such Forms do not impose, in such holder’s reasonable determination, an unreasonable burden in time, resources or otherwise on such holder) and that in the case of any of the foregoing would not result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such holder, provided that such holder shall be deemed to have satisfied the requirements of this clause (iv) upon the good faith completion and submission of such Forms as may be 52 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

specified in a written request of the Company no later than 45 days after receipt by such holder of such written request ( provided , that if such Forms are Forms required pursuant to the laws of any jurisdiction other than the United States of America or any political subdivision thereof, such written request shall be accompanied by such Forms in English or with an English translation thereof) . (b) Within 60 days after the date of any payment by the Company of any Tax pursuant to Subsection (a) in respect of any payment under the Notes or this Section 13 , the Company shall furnish to each holder of a Note the original tax receipt for the payment of such Tax (or if such original tax receipt is not available, a duly certified copy of the original tax receipt), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note . If the Company shall have determined, with respect to any holder of Notes, that a deduction or withholding of Tax is required to be made with respect to such holder and that no amounts are required to be paid to such holder under Subsection (a) of this Section 13 as the result of an exemption therefrom as provided in Subsection (a), the Company shall promptly inform such holder, in writing, of the imposition or withholding of such Tax and of the applicable exemption set forth in Subsection (a) that the Company claims releases the Company from the obligation to pay any such amount otherwise payable under Subsection (a) . (c) The obligations of the Company under this Section 13 shall survive the transfer or payment of any Note . (d) If the Company has made a payment to or on account of any holder of a Note pursuant to Subsection (a) above and such holder is entitled to a refund of the Tax to which such payment is attributable from the Governmental Authority to which the payment of the Tax was made and such refund is readily determinable by such holder (such amount to be no greater than an amount that, if paid to the Company by such holder, would leave such holder in no worse position than would have existed had such Tax not been required by law to be paid) and can be obtained by filing one or more Forms (so long as such Forms do not impose, in such holder’s reasonable determination, an unreasonable burden in time, resources or otherwise on such holder), then (i) such holder shall, as soon as practicable after receiving a written request therefor from the Company (which request shall specify in reasonable detail the Forms to be filed), file such Forms and (ii) upon receipt of such refund, if any, promptly pay over such refund to the Company without interest . This Subsection (d) shall not require any holder of Notes : (x) to account for any indirect taxation benefits arising from the deducting or withholding of any Tax, (y) to disclose any confidential or proprietary information, or (z) to arrange its tax or financial affairs in any particular manner . (e) If in connection with the Transactions or the amendment and restatement of the Original Agreement and the Original Notes, any Tax is assessed directly against any holder of a Note, and such holder or beneficial owner pays such liability, then the Company will promptly reimburse such holder or beneficial owner for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Company) upon demand by such holder or beneficial owner, provided that this clause (e) shall 53 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 not apply to any income Tax payable by any holder of Notes in respect of interest payments on such Notes. 14. [RESERVED]. 15. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES. 1. Registration of Notes. The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes . The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register (it being understood that the Company shall have no obligation to verify such names and addresses and shall only record in the register information it receives from the holders) . If any holder of one or more Notes is a nominee, then (a) the name and address of the beneficial owner of such Note or Notes shall also be registered in such register as an owner and holder thereof and (b) at any such beneficial owner’s option, either such beneficial owner or its nominee may execute any amendment, waiver or consent pursuant to this Agreement . Prior to due presentment for registration of transfer, the Person(s) in whose name any Note(s) shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary . The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of the Notes . 2. Transfer and Exchange of Notes. Upon surrender of any Note at the principal executive office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder’s attorney duly authorized in writing and accompanied by the relevant name, address and other information for notices of each transferee of such Note or part thereof), within ten (10) Business Days thereafter, the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note . Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1 . Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon . The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes . Notes shall not be transferred in denominations of less than U . S . $ 100 , 000 , provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U . S . $ 100 , 000 . Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall 54 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 be deemed to have made the representation set forth in Section 6 . 2 and to have become a party to the Intercreditor Agreement in accordance with the terms thereof . 15.3. Replacement of Notes. Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 20 ) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it ( provided that if the holder of such Note is, or is a nominee for, an Existing Noteholder or another holder of a Note with a minimum net worth of at least U . S . $ 10 , 000 , 000 in excess of the outstanding principal amount of such Note or a Qualified Institutional Buyer, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or (b) in the case of mutilation, upon surrender and cancellation thereof, within ten (10) Business Days thereafter, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon . 16. PAYMENTS ON NOTES. 1. Place of Payment. Subject to Section 16 . 2 , payments of principal, Make - Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in New York, New York at the principal office of JPMorgan Chase Bank, N . A . in such jurisdiction . The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in New York, New York . 2. Home Office Payment. So long as any Existing Noteholder or any nominee of such Existing Noteholder shall be the holder of any Note, and notwithstanding anything contained in Section 16 . 1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make - Whole Amount, if any, and interest, and any other amounts which may become owing under this Agreement or the Notes, by the method and at the address specified for such purpose below such Existing Noteholder’s name in Schedule A , or by such other method or at such other address as such Existing Noteholder shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Existing Noteholder 55 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 16 . 1 . Prior to any sale or other disposition of any Note held by any Existing Noteholder or any nominee of such Existing Noteholder, such Existing Noteholder will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 15 . 2 . The Company will afford the benefits of this Section 16 . 2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by any Existing Noteholder under this Agreement and that has made the same agreement relating to such Note as the Existing Noteholders have made in this Section 16 . 2 . 17. EXPENSES, ETC. 1. Transaction Expenses. Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys’ fees of a special Canadian counsel and a special U . S . counsel and, if reasonably required by the Required Holders, local or other counsel) incurred by the Existing Noteholders, each other holder of a Note and the Collateral Agent in connection with such transactions, with the perfection of the Liens in and on the Collateral contemplated by the Security Documents and with any amendments, waivers or consents under or in respect of this Agreement, the Notes or the other Financing Documents (whether or not such amendment, waiver or consent becomes effective) within 15 Business Days after the Company’s receipt of any invoice therefor, including, without limitation : (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Notes or the other Financing Documents or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Notes or the other Financing Documents, or by reason of being a holder of any Note, and all reasonable expenses incurred by each holder of a Note and the Collateral Agent incurred in connection with the preservation of any Lien or realization on or pursuit of remedies with respect to any Collateral following the occurrence and during the continuance of any Default or Event of Default, (b) the costs and expenses, including reasonable financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of the Company or any Subsidiary or in connection with any work - out or restructuring of the transactions contemplated hereby and by the Financing Documents, and (c) the costs and expenses incurred in connection with the initial filing of this Agreement and all related documents and financial information with the SVO provided, that such costs and expenses under this clause (c) shall not exceed $ 3 , 500 . The Company will pay, and will save each Existing Noteholder and each other holder of a Note harmless from, (i) all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those, if any, retained by such Existing Noteholder or other holder in connection with the purchase of the Notes), and (ii) any and all wire transfer fees that any bank deducts from any payment under such Note to such holder or otherwise charges to a holder of a Note with respect to a payment under such Note . 56 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

2. Taxes. The Company will pay all stamp, documentary or similar taxes which may be payable in respect of the execution and delivery of this Agreement, any of the Notes or any other Financing Documents or of any amendment of, or waiver or consent under or with respect to, this Agreement, any of the Notes or any other Financing Documents and will save each holder of a Note harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax required to be paid by the Company hereunder . 3. Survival. The obligations of the Company under this Section 17 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, the Notes or the other Financing Documents, and the termination of this Agreement . 18. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT. All representations and warranties contained herein and in the other Financing Documents shall survive the execution and delivery of this Agreement, the Notes and the other Financing Documents, and the purchase or transfer by each Existing Noteholder of any Note or portion thereof or interest therein and the payment of any Note, and until all amounts which may be or become payable by the Company or any Guarantor under or in connection with this Agreement, the Notes or any other Financing Documents have been irrevocably paid in full . All such representations and warranties may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of any Existing Noteholder or any other holder of a Note . All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement or any other Financing Document shall be deemed representations and warranties of the Company under this Agreement . Subject to the preceding sentence, this Agreement, the Notes and the other Financing Documents embody the entire agreement and understanding between the Existing Noteholders and the Company and supersede all prior agreements and understandings relating to the subject matter hereof . 19. AMENDMENT AND WAIVER. 1. Requirements. This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Section 1 , 2 , 3 , 4 , 5 , or 6 or 23 hereof, or any defined term (as it is used therein), will be effective as to any Existing Noteholder unless consented to by such Existing Noteholder in writing, and (b) no amendment or waiver may, without the written consent of each Existing Noteholder and the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change 57 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of (x) interest on the Notes or (y) the Make - Whole Amount, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any amendment or waiver, or (iii) amend any of Sections 8 (except as set forth in the first sentence of Section 8 . 5 ), 11 (a), 11 (b), 12 , 13 , 14 , 19 , 22 or 25 . 19.2. Solicitation of Holders of Notes. (a) Solicitation . The Company will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes or of any other Financing Document . The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 19 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of the Notes . (b) Payment . The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide credit support, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof or any other Financing Document unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment . 3. Binding Effect, etc. Any amendment or waiver consented to as provided in this Section 19 applies equally to all holders of the Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver . No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon . No course of dealing between the Company and the holder of any Note or the Collateral Agent nor any delay in exercising any rights hereunder or under any Note or under any other Financing Document shall operate as a waiver of any rights of any holder of such Note or the Collateral Agent . 4. Notes held by the Company, etc. Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes or any other Financing Document, or have directed the taking of any action provided herein, in the Notes or 58 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

in any other Financing Document to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any Affiliate of the Company shall be deemed not to be outstanding . 20 . NOTICES . All notices and communications provided for hereunder shall be in writing and sent by (a) electronic mail (e - mail), (b) telefacsimile if the sender on the same day sends a confirming copy of such notice by an internationally recognized overnight delivery service (charges prepaid), or (c) an internationally recognized overnight delivery service (with charges prepaid) . Any such notice must be sent : (i) if to any Existing Noteholder or its nominee, to such Existing Noteholder or nominee at the address (or telefacsimile number or email address) specified for such communications in Schedule A , or at such other address (or telefacsimile number or email address) as such Existing Noteholder or nominee shall have specified to the Company in writing, (ii) if to any other holder of any Note, to such holder at such address (or telefacsimile number or email address) as such other holder shall have specified to the Company in writing, or (iii) if to the Collateral Agent, to its address (or telefacsimile number or email address) as provided in the Intercreditor Agreement, or ( iv iii ) if to the Company, to the Company at its address set forth at the beginning hereof to the attention of Doug Cooke, or at such other address (or telefacsimile number or email address) as the Company shall have specified to the holder of each Note in writing . Notices under this Section 20 will be deemed given only when actually received . 21 . REPRODUCTION OF DOCUMENTS . This Agreement, the other Financing Documents and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Existing Noteholder and the Collateral Agent at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any holder of Notes and the Collateral Agent , may be reproduced by such holder of Notes and the Collateral Agent by any photographic, photostatic, electronic, digital or other similar process and such holder of Notes and the Collateral Agent may destroy any original document so reproduced . The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such holder 59 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 of Notes or the Collateral Agent in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence . This Section 21 shall not prohibit the Company or any holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction . 22. CONFIDENTIAL INFORMATION. For the purposes of this Section 22, “Confidential Information” means information delivered to any holder of Notes by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by such holder of Notes as being confidential information of the Company or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to such holder of Notes prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such holder of Notes or any Person acting on such holder’s behalf, (c) otherwise becomes known to such holder of Notes other than through disclosure by the Company or any Subsidiary or (d) constitutes financial statements delivered to such holder of Notes under Section 7.1 that are otherwise publicly available. Each holder of Notes will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such holder of Notes in good faith to protect confidential information of third parties delivered to such holder of Notes, provided that such holder of Notes may deliver or disclose Confidential Information to (i) such holder’s directors, officers, employees, agents, attorneys, trustees and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by such holder’s Notes), (ii) such holder’s auditors, financial advisors and other professional advisors who agree (for the benefit of the Company) to hold confidential the Confidential Information substantially in accordance with the terms of this Section 22, (iii) any other holder of any Note, (iv) any Institutional Investor to which such holder of Notes sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 22), (v) any Person from which such holder of Notes offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 22), (vi) any federal or state regulatory authority having jurisdiction over such holder of Notes, (vii) the NAIC or the SVO or any similar organization, or any nationally recognized rating agency that requires access to information about such holder’s investment portfolio, (viii) as permitted by Section 10.1 of the Intercreditor Agreement, or (ix) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such holder of Notes, (x) in response to any subpoena or other legal process, (y) to the extent reasonably required of such holder of Notes, in connection with any litigation to which such holder of Notes is a party or (z) if an Event of Default has occurred and is continuing, to the extent such holder of Notes may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such holder’s Notes, this Agreement or the other Financing Documents. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 22 as though it were a party to 60 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5 this Agreement . On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this Section 22 . In the event that as a condition to receiving access to information relating to the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement, any holder of a Note is required to agree to a confidentiality undertaking (whether through IntraLinks, another secure website, a secure virtual workspace or otherwise) which is different from this Section 22 , this Section 22 shall not be amended thereby and, as between such Existing Noteholder or such holder and the Company, this Section 22 shall supersede any such other confidentiality undertaking . 23. [RESERVED]. 24. JURISDICTION AND PROCESS; WAIVER OF JURY TRIAL. THE COMPANY AGREES THAT ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE NOTES, ANY OTHER FINANCING DOCUMENT OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH, OR ANY LEGAL ACTION OR PROCEEDING TO EXECUTE OR OTHERWISE ENFORCE ANY JUDGMENT OBTAINED AGAINST THE COMPANY FOR BREACH HEREOF OR THEREOF, OR AGAINST ANY OF ITS PROPERTIES, MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK BY ANY EXISTING NOTEHOLDER OR ON ANY EXISTING NOTEHOLDER’S BEHALF OR BY OR ON BEHALF OF ANY HOLDER OF A NOTE, AS ANY EXISTING NOTEHOLDER OR SUCH HOLDER MAY ELECT, AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE NON - EXCLUSIVE JURISDICTION OF SUCH COURTS FOR PURPOSES OF ANY SUCH LEGAL ACTION OR PROCEEDING. THE COMPANY HEREBY IRREVOCABLY APPOINTS AND DESIGNATES CORPORATION SERVICE COMPANY, WHOSE ADDRESS IS 1180 AVENUE OF THE AMERICAS, SUITE 210, NEW YORK, NY 10036 - 8401, OR ANY OTHER PERSON HAVING AND MAINTAINING A PLACE OF BUSINESS IN THE STATE OF NEW YORK WHOM THE COMPANY MAY FROM TIME TO TIME HEREAFTER DESIGNATE (HAVING GIVEN 30 DAYS’ NOTICE THEREOF TO EACH HOLDER OF A NOTE THEN OUTSTANDING), AS THE DULY AUTHORIZED AGENT FOR ACCEPTANCE OF SERVICE OF LEGAL PROCESS OF THE COMPANY. THE COMPANY HEREBY AGREES THAT SERVICE OF PROCESS IN ANY SUCH PROCEEDING MAY BE EFFECTED BY SERVING NOTICE UPON CORPORATION SERVICE COMPANY OR ANY SUCH OTHER PERSON AND BY MAILING NOTICE OF SUCH SERVICE BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO IT AT ITS ADDRESS SPECIFIED IN SECTION 20 OR AT SUCH OTHER ADDRESS OF WHICH EACH HOLDER OF A NOTE SHALL HAVE BEEN NOTIFIED PURSUANT THERETO. NOTHING IN THIS SECTION 24 SHALL AFFECT THE RIGHT OF ANY HOLDER OF A 61 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

NOTE TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW, OR LIMIT ANY RIGHT THAT THE HOLDERS OF ANY OF THE NOTES MAY HAVE TO BRING PROCEEDINGS AGAINST THE COMPANY IN THE COURTS OF ANY APPROPRIATE JURISDICTION OR TO ENFORCE IN ANY LAWFUL MANNER A JUDGMENT OBTAINED IN ONE JURISDICTION IN ANY OTHER JURISDICTION . IN ADDITION, THE COMPANY HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTES, ANY OTHER FINANCING DOCUMENT OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM . THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT, THE NOTES, THE GUARANTEES AND ANY OTHER FINANCING DOCUMENTS OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THEREWITH . 25. OBLIGATION TO MAKE PAYMENTS IN U.S. DOLLARS. All payments made by the Company under this Agreement, the Notes or any other Financing Document, as the case may be, shall be in U . S . Dollars and the obligations of the Company to make payments in U . S . Dollars of any of their obligations under this Agreement, the Notes or any other Financing Document shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, which is expressed in or converted into any currency other than U . S . Dollars, except to the extent such tender or recovery shall result in the actual receipt by the holder of any Note of the full amount of U . S . Dollars expressed to be payable in respect of any such obligations . The obligation of the Company to make payments in U . S . Dollars as aforesaid shall be enforceable as an alternative or additional cause of action for the purpose of recovery in U . S . Dollars of the amount, if any, by which such actual receipt shall fall short of the full amount of U . S . Dollars expressed to be payable in respect of any such obligations, and shall not be affected by judgment being obtained for any other sums due under this Agreement, the Notes or any other Financing Document . 26. MISCELLANEOUS. 1. Successors and Assigns. All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not . 62 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

2. Payments Due on Non - Business Days. Anything in this Agreement or the Notes or any other Financing Document to the contrary notwithstanding (but without limiting the requirement in Section 8 . 5 and Section 8 . 7 that the notice of any optional prepayment specify a Business Day as the date fixed for such prepayment), any payment of principal of or Make - Whole Amount or interest on any Note (or any amount payable by the Company to any holder of the Notes pursuant to Section 13 (a) hereof) that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day ; provided that if the maturity date of any Note is a date other than a Business Day, the payment otherwise due on such maturity date shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day . 3. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction . 4. Construction. Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant . Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person . 5. Statement of Interest Rate. For purposes of any legislation respecting the statement of interest rates, the yearly rate for a 365 - or 366 - day year, as the case may be, that can be stated to be equivalent to the rate specified in the Notes as being “computed on the basis of a 360 - day year of twelve 30 - day months” is the rate so specified, calculated and payable on a semi - annual basis ; and the use of the term “ 360 - day year of twelve 30 - day months” is for matters of calculation of the semi - annual interest payments in respect of the Notes and does not alter the yearly rate described above . 6. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument . Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto . 63 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

7. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK, EXCLUDING CHOICE - OF - LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE . 8. Accounting Terms. All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with U . S . GAAP, except as otherwise provided in the last paragraph of this Section 26 . 8 . Except as otherwise specifically provided herein, (a) all computations made pursuant to this Agreement shall be made in accordance with U.S. GAAP, and (b) all financial statements shall be prepared in accordance with U.S. GAAP. For purposes of determining compliance with this Agreement (including, without limitation, Section 9, Section 10 and the definition of “Indebtedness”), any election by the Company (for itself and/or its Subsidiaries) to measure any financial liability using fair value (as permitted by Financial Accounting Standards Board Accounting Standards Codification Topic No. 825 - 10 - 25 – Fair Value Option, International Accounting Standard 39 – Financial Instruments : Recognition and Measurement or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made . In the event that any “Accounting Change” shall occur and such change would affect the calculation of any covenant or other requirement in this Agreement, then, upon written notice from the Company to the holders of the Notes, or from the Required Holders to the Company, such changes shall be disregarded in calculating or construing all covenants and other requirements in this Agreement and all such covenants and other requirements shall continue to be calculated or construed as if such Accounting Change had not occurred (except that such Accounting Change shall be reflected in the financial statements required by Sections 7 . 1 (a) and 7 . 1 (b)) and the Company shall provide to the holders of the Notes a reconciliation between calculations of such covenant or other requirement made both before and after giving effect to such Accounting Change . 26.9. Transaction References. The Company agrees that each of New York Life Investment Management LLC, Prudential Investment Management, Inc . and Prudential Capital Group may (a) refer to its role in establishing this Agreement, as well as the identity of the Company and the maximum aggregate principal amount of the Notes and the date on which the Agreement was established, on its internet site or in marketing materials, press releases, published “tombstone” announcements or any other print or electronic medium, and (b) display the corporate logo of the Company in conjunction with any such reference . 64 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

10. Continued Effectiveness; No Novation. Anything contained herein to the contrary notwithstanding, this Agreement is not intended to and shall not serve to effect a novation of the obligations under the Original Agreement or the Original Notes . Instead, it is the express intention of the parties hereto to reaffirm the indebtedness, liabilities and obligations created under the Original Agreement and the Original Notes, as amended and restated by this Agreement . The Company acknowledges and confirms that it has no defense, set off, claim or counterclaim arising prior to the dated of Closing against any of the holders of the Notes with regard to the indebtedness, liabilities and obligations created under the Original Agreement or the Original Notes . This Agreement and all agreements, instruments and documents executed or delivered in connection herewith shall each be deemed to be amended and restated to the extent necessary to give effect to the provisions of this Section . All references in this Agreement to “Notes” shall be deemed to refer to, without limitation, the “Notes” of the Company under, pursuant to and as defined in this Agreement . 11. Existing Financing Statements. The Company acknowledges and agrees that any previously filed Uniform Commercial Code financing statement or Personal Property Security Act (Ontario) filing against Old FirstService in connection with the Liens granted in connection with the Original Note Purchase Agreement and Original Notes are applicable to the Company as if the Company were the original debtor thereunder provided that the relevant changes to such filings are made to identify the assumption by the Company of the obligations and evidence that the Liens no longer apply to Old FirstService . [Remainder of page intentionally left blank. Next page is signature page.] 65 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Agreement and return it to the Company, whereupon this Agreement shall become a binding agreement among the Existing Noteholders and the Company . Very truly yours, FIRSTSERVICE CORPORATION By: Name: Jeremy Rakusin Title: Chief Financial Officer 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

This Agreement is hereby accepted and agreed to as of the date hereof . NEW YORK LIFE INSURANCE COMPANY By: Name: Title: NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION By: New York Life Investment Management LLC, Its Investment Manager By: Name: Title: NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION INSTITUTIONALLY OWNED LIFE INSURANCE SEPARATE ACCOUNT (BOLI 30C) By: New York Life Investment Management LLC, its Investment Manager By: Name: Title: 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA By: Name: Title: Vice President FARMERS NEW WORLD LIFE INSURANCE COMPANY By: Prudential Private Placement Investors, L.P. (as Investment Advisor) By: Prudential Private Placement Investors, Inc. (as its General Partner) By: Name: Title: Vice President 4894 - 1149 - 4424 v2 4874 - 1861 - 0200 v5

SCHEDULE B DEFINED TERMS As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term : “Accounting Changes” refers to changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants or, if applicable, the SEC . “Acquisition Expenses” means one time professional costs and expenses (disclosed in writing to the holders of the Notes summarizing such costs and expenses) incurred by the Company or any of its Subsidiaries in connection with the consummation of the acquisition of a Person, not exceeding the aggregate amount, on a consolidated basis for the Company and its Subsidiaries, of $ 5 , 000 , 000 15 , 000 , 000 in any fiscal year . “Action Request Notice ” is defined in Section 7.5. “Affected Note” is defined in Section 8.3. “Affiliate” means, at any time, (a) with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, or (b) with respect to the Company, shall include any other Person beneficially owning or holding, directly or indirectly, 10 % or more of any class of voting or equity interests of the Company or any Person of which the Company and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10 % or more of any class of voting or equity interests . As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise . Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company . “Agreement” means this Agreement, including all Exhibits and Schedules attached to this Agreement, as it may be amended, restated, supplemented or otherwise modified from time to time . “Applicable Law” means all laws, rules, regulations and legally binding governmental guidelines applicable to the Person and its property, conduct, transaction, agreement or matter in question, including all applicable statutory law and common law, and all provisions of constitutions, treaties, statutes, rules, regulations, orders and decrees of Governmental Authorities (having the force of law) and, with respect to any Person, such Person’s constating documents . Schedule B - 1 4894 - 1149 - 4424 v2

“Applicable Rate” means (a) 3 . 84 % per annum for the period from the initial issuance of the Notes until (but not including) the date of Closing, (b) 4 . 84 % per annum commencing from and including the date of Closing to (but not including) the first date (the “Initial Coupon Reduction Date”) immediately following two consecutive fiscal quarters of the Company at the end of each of which the Total Debt/EBITDA Ratio is less than 2 . 00 to 1 . 00 , as evidenced by the certificates delivered pursuant to Section 7 . 2 with respect to such fiscal quarters, in which event the Applicable Rate shall be 3 . 84 % per annum effective as of the Initial Coupon Reduction Date, and (c) after the Initial Coupon Reduction Date, the interest rate applicable to the Notes at any time shall be equal to 3 . 84 % per annum plus the applicable Interest Rate Step - Up (the “Increased Interest Rate”), unless the Total Debt/EBITDA Ratio as of the last day of each of the two fiscal quarters then most recently ended is less than 2 . 50 to 1 . 00 , in each case, as evidenced by the certificates delivered pursuant to Section 7 . 2 with respect to such fiscal quarters, in which event the interest rate at such time shall be equal to 3 . 84 % per annum, provided, however, if any certificate referred to in the foregoing clauses (b) and (c) is not delivered on the last date for delivery thereof, it shall be assumed that the Total Debt/EBITDA Ratio as of the end of the applicable fiscal quarter was greater than 3 . 00 to 1 . 00 . “Application” is defined in Section 1. “Annual Report” is defined in Section 5.3. “Anti - Corruption Laws” is defined in Section 5.16(d)(1). “Anti - Money Laundering Laws” is defined in Section 5.16(c). “Applicable Taxing Authority” is defined in Section 5.9(b). “Ar rangement Agreement” is defined in Section 1. “Ar rangement Parties” is defined in Section 1. “Bank Collateral Agent” means the “Collateral Agent” as defined in the Credit Agreement . “Bank Security” means any “Security” as defined in the Credit Agreement. “Banks” means the lenders from time to time a party to the Credit Agreement. “Blocked Person” is defined in Section 5.16(a). “Business Day” means (a) for the purposes of Section 8 . 9 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City or Toronto, Ontario, Canada are required or authorized to be closed . Schedule B - 2 4894 - 1149 - 4424 v2

“Canadian Defined Benefit Pension Plan” means a pension plan for the purposes of any applicable pension benefits standards statute or regulation in Canada, which contains a “defined benefit provision” as defined in subsection 147 . 1 (1) of the Income Tax Act (Canada) . “Canadian Guarantor” means each Guarantor organized under the laws of Canada or any province or jurisdiction thereof . “Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with U . S . GAAP . “Cash Amount” means, at any time, the unpaid cash consideration payable in respect of any purchase of shares by the Company or any Subsidiary in the capital stock of any Subsidiary pursuant to any call option right in favor of the Company or any Subsidiary, as the case may be, which has been exercised in accordance with the terms of any Shareholders Agreement in respect of such Subsidiary . “Change of Control” means any change in ownership of shares of the Company which results in any shareholder or group of related or affiliated shareholders (other than : (a) Jay S . Hennick ; (b) the spouse, children or estate of Mr . Hennick (the “Hennick Family”) ; (c) a trust, the sole beneficiaries of which are any of the Hennick Family ; and (d) any and all corporations or entities which are directly or indirectly controlled by any of the Hennick Family) owning shares of the Company having voting rights which carry greater than thirty percent ( 30% ) of the voting rights attached to all outstanding shares of the Company . “Change of Control Prepayment Notice” is defined in Section 8 . 4 (b)(i) . “Change of Control Prepayment Offer” is defined in Section 8 . 4 (b)(ii) . “CISADA” is defined in Section 5 . 16 (a) . “Closing” is defined in Section 3 . “Code” means the U . S . Internal Revenue Code of 1986 of the United States of America, as amended from time to time, and the rules and regulations promulgated thereunder from time to time . “Collateral” means all of the properties of the Company or any of its Subsidiaries subject or required to be subject to the Lien of any of the Security Documents . As provided in Section 9 . 8 (d), the Collateral has been released as of the Third Amendment Effective Date . “Collateral Agent” means BNY Trust Company of Canada (successor to CIBC Mellon Trust Company) or any successor thereto , in its capacity as collateral agent on behalf of the Secured Parties under the Intercreditor Agreement Security Documents . “Collateral Release ” is defined in Section 9 . 8 (d) . Schedule B - 3 4894 - 1149 - 4424 v2

“Company” is defined in the first paragraph of this Agreement. “Company Successor” is defined in Section 10.2(a). “Confidential Information” is defined in Section 22. “Consolidated Net Earnings” means, with respect to any period, the net earnings of the Company and its Subsidiaries for such period determined in accordance with U . S . GAAP and excluding (i) any extraordinary items and (ii) any equity interest of the Company in the unremitted earnings of any Person that is not a Subsidiary . “Consolidated Net Worth” at any time means the sum of shareholders’ equity, preferred stock and non - controlling interest as would be shown in the consolidated financial statements of the Company and its Subsidiaries as of such time prepared in accordance with U . S . GAAP . “Consolidated Total Assets” at any time means the total assets of the Company and its Subsidiaries as would be shown in the consolidated financial statements of the Company and its Subsidiaries as of such time prepared in accordance with U . S . GAAP . “Consolidated Total Tangible Assets” at any time means Consolidated Total Assets minus all amounts that would be shown as goodwill or other intangible assets on a consolidated balance sheet of the Company and its Subsidiaries as of such time prepared in accordance with U.S. GAAP. “Controlled Entity” means (i) any of the Subsidiaries of the Company and any of their or the Company’s respective Controlled Affiliates and (ii) if the Company has a parent company, such parent company and its Controlled Affiliates . As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise . “Cour t” is defined in Section 1. “Credit Agreement” means the Second Amended and Restated Credit Agreement dated as of June 1 , 2015 February 17 , 2022 , among the Company, FirstService (USA), Inc . , the Subsidiaries of the Company named as Guarantors therein, the Banks named on the execution pages thereto and the , The Toronto - Dominion Bank, in its capacity as Canadian administration agent, and the other various parties acting as agents thereunder, as the same may from time to time be amended, modified supplemented, refinanced or replaced . “Crown” means the Crown in Right of Canada or of any Province or Territory thereof. “Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default . “Default Rate” means that rate of interest that is the greater of (i) 2 . 00 % per annum above the Applicable Rate for the Notes or (ii) 2 . 00 % over the rate of interest publicly Schedule B - 4 4894 - 1149 - 4424 v2 announced by JPMorgan Chase Bank, N . A . in New York, New York as its “base” or “prime” rate . “Direct Security” means each of the following security to be delivered by the Company and each Guarantor, as applicable (other than the Unrestricted Entities), in each case in form and substance satisfactory to the Required Holders : (a) a guarantee of the obligations of the Company hereunder which may be satisfied by the Company and Guarantor, as applicable, executing one or more, on the date hereof, guarantee agreements (governed by the Applicable Law of a Reliable Jurisdiction) ( subject to Section 7 . 5 , in form, substance and under Applicable Law satisfactory to the Bank Collateral Agent) or executing (with regards to future Guarantors) a new such guarantee agreement or an adhesion agreement, substantially in the form attached to such guarantee agreement ; (b) share/stock/partnership interest pledge agreements in favor of the holders of Notes from the Company and each Guarantor (pledging all owned certificated and uncertificated equity interests in all (i) Guarantors and (ii) Material Subsidiaries (whether or not wholly owned) that are not Unrestricted Entities), provided that the pledge and/or possession of such equity interests will only be required from (or in respect of) such entities who are domiciled in Reliable Jurisdictions and when the burden or cost of obtaining the pledge or possession of such equity interests does not outweigh the benefits afforded thereby, as reasonably determined, subject to Section 7 . 5 , by the Bank Collateral Agent ; and (c) in the case of the Company and FirstService (USA), Inc . only, a continuing assignment agreement regarding all present and future Intercompany Debt and Security . “Disclosure Documents” is defined in Section 5 . 3 . “Disposition” is defined in Section 10 . 9 . “Disposition Date” is defined in Section 10 . 9 . “Disposition Prepayment Date” is defined in Section 8 . 4 (a)(i) . “Disposition Prepayment Offer” is defined in Section 8 . 4 (a)(i) . “EBITDA” means, for any period, Consolidated Net Earnings for such period plus the following to the extent deducted in determining such Consolidated Net Earnings : depreciation, amortization, interest expense, income taxes, the non - controlling interest redemption increment, Acquisition Expenses, non - cash charges of equity compensations in the aggregate amount of $ 5 , 000 , 000 in any fiscal year , the non - controlling interest share of earnings as stated on the consolidated financial statements of the Company and its Subsidiaries, and, for purposes only of the use of EBITDA in Sections 10 . 5 and 10 . 6 (and the defined terms set forth therein), the Jayset Purchase Price . “Eligible Business” means any business to be acquired by the Company or a Subsidiary which is consistent with the nature of the overall business focus of the Company and the Schedule B - 5 4894 - 1149 - 4424 v2

Subsidiaries as a diversified services business group which services may include the sale, installation, or fabrication of products that are ancillary to the services being provided. “Environmental Laws” means any and all federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to Hazardous Materials . “ERISA” means the Employee Retirement Income Security Act of 1974 of the United States of America, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect . “ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code . “Event of Default” is defined in Section 11 . “Existing Credit Agreement” means the Sixth Amended and Restated Credit Agreement dated as of March 1 , 2012 among the Company, FirstService Delaware, FirstService (USA), Inc . , the Subsidiaries of the Company named as Unlimited Guarantors therein, the Banks named on the execution pages thereto and the various parties acting as agents thereunder . “Existing Noteholder” is defined in the first paragraph of this Agreement . “FCRESI” is defined in Section 1 . “Final Order” is defined in Section 1 . “Financial Contract Obligations” means all obligations, present and future, direct or indirect, contingent or absolute, of the Company or its Subsidiaries in respect of (in each case as determined on a “marked to market” basis on the date of determining the amount thereof) : (i) a currency or interest rate swap agreement; (ii) a swap, future, forward or other foreign exchange agreement; (iii) a forward rate agreement; (iv) any derivative, combination or option in respect of, or agreement similar to, an agreement or contract referred to in the foregoing clauses (i), (ii) or (iii); (v) any master agreement in respect of any agreement or contract referred to in the foregoing clauses (i), (ii) or (iii); or (vi) a Guaranty of the liabilities under an agreement or contract referred to in the foregoing clauses (i), (ii) or (iii). Schedule B - 6 4894 - 1149 - 4424 v2

“Financing Documents” means this Agreement, the Notes, the Guarantees, each Guarantee and other Guaranty and, prior to the Collateral Release, each Security Document . “Fir stService Delaware” is defined in Section 1. “Foreign Pension Plan” means any plan, fund (including, without limitation, any super - annuation fund) or other similar program established or maintained outside the United States of America by the Company or any Subsidiary primarily for the benefit of employees residing outside the United States of America of the Company or such Subsidiary which plan, fund or other similar program provides for retirement income for such employees, results in a deferral of income for such employees in contemplation of retirement or provides for payments to be made to such employees upon termination of employment, and which plan is not subject to ERISA or the Code . “Forms” is defined in Section 13(a)(iv). “Governmental Authority” means (a) the government of (i) Canada, the United States of America or any Province, Territory, State or other political subdivision of either thereof, or (ii) any other jurisdiction in which the Company or any Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Subsidiary, or (a) any entity or agency exercising executive, legislative, judicial, regulatory, taxing authority or administrative functions of, or pertaining to, any such government. “Governmental Official” means any governmental official or employee, employee of any government - owned or government - controlled entity or Governmental Authority, political party, any official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity . “Guarantees” means (a) that certain Amended and Restated U . S . Guarantee of even date herewith executed by each U . S . Guarantor, (b) that certain Amended and Restated Canadian Guarantee of even date herewith executed by each Canadian Guarantor, and (c) any other guarantee of a Guarantor of the obligations of the Company under this Agreement and the Notes, each substantially in the form of Exhibit 4 . 11 (a) and as may be amended, restated or otherwise modified from time to time . “Guarantor” means (a) all present and future : (i) parents (if any) of the Company ; (ii) Wholly - Owned Subsidiaries that are Material Subsidiaries in Reliable Jurisdictions ; (iii) Wholly - Owned Subsidiaries that are parent entities (in Reliable Jurisdictions) of each Material Subsidiary, which is not an Unrestricted Entity, (whether or not such Material Subsidiary is a Wholly - Owned Subsidiary) ; and (iv) Wholly - Owned Subsidiaries, each of which is the Schedule B - 7 4894 - 1149 - 4424 v2 immediate top holding company of a Reliable Jurisdiction, provided that the EBITDA for all the Subsidiaries (on a cumulative basis) in such Reliable Jurisdiction is equal to or greater than U . S . $ 500 , 000 2 % of EBITDA in any Fiscal Year ; and (b) FirstService International Holdings S . à . r . l and FS Property Services (U . S . ) LLC ; and (c) any other Person who has provided a guarantee of the Company’s obligations hereunder in favor of the holders of the Notes . “Guarantor Successor” is defined in Section 10.2(b). “Guaranty” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person : (a) to purchase such indebtedness or obligation or any property constituting security therefor ; (b) to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation ; (c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation ; or (d) otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof . In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor . “Hazardous Material” means any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including, but not limited to, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products, lead based paint, radon gas or similar restricted, prohibited or penalized substances) . “holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 15 . 1 , provided , however , that if such Person is a nominee, then for the purposes of Sections 7 , 12 , 19 . 2 and 20 Schedule B - 8 4894 - 1149 - 4424 v2

and any related definitions in this Schedule B , “holder” shall mean the beneficial owner of such Note whose name and address appears in such register. “Indebtedness” with respect to any Person means, at any time, without duplication, (a) its liabilities for borrowed money; (b) its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property) ; (c) all liabilities appearing on its balance sheet in accordance with U . S . GAAP in respect of Capital Leases ; (d) all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities) ; (e) Financial Contract Obligations of such Person; (f) all liabilities of such Person with respect to vendor - take - back financing arrangements ; and (g) any Guaranty of such Person with respect to liabilities of another Person of a type described in any of clauses (a) through (f) hereof . Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under U . S . GAAP . “Indemnifiable Taxes” is defined in Section 13(a). “INHAM Exemption” is defined in Section 6.2(e). “Initial Coupon Reduction Date” is defined in the definition of “Applicable Rate”. “Institutional Accredited Investor” means an “accredited investor” within the meaning of Rule 501 (a)(1), (2), (3) or (7) under the Securities Act . “Institutional Investor” means (a) any Existing Noteholder of a Note, (b) any holder of a Note (together with one or more of its affiliates) holding more than 5 % of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note . Schedule B - 9 4894 - 1149 - 4424 v2

“Inter company Debt and Security” means, in the case of security taken from a U . S . Guarantor or Canadian Guarantor (and in all other international cases such security as shall be commercially reasonable and, subject to Section 7 . 5 , satisfactory to the Bank Collateral Agent), the following security and the security listed on Schedule 9 . 7 to be taken for all indebtedness owing from a Subsidiary of the Company to the Company or to another Subsidiary, such security to be, subject to Section 7 . 5 , substantially in the forms agreed to by the Bank Collateral Agent, from time to time : (a) a demand note evidencing such indebtedness; (b) a security agreement and equity pledge agreement; and (c) where such Subsidiary is not wholly owned by the Company : (i) a guarantee by the minority shareholders of such Subsidiary with recourse limited to the shares, equity or other ownership interests of such Subsidiary owned by such minority shareholders ; and (ii) a pledge of each such minority shareholder’s shares of such Subsidiary ; provided that, for greater certainty, in no event will such minority shareholders be required to guarantee or provide security for debt used by the Company or any of its Subsidiaries to pay for the acquisition of the majority shareholding in such Subsidiary . “Intercreditor Agreement” is defined in Section 4 . 15 . The Intercreditor Agreement has been terminated as of the Third Amendment Effective Date in connection with the Collateral Release . “Interest Coverage Ratio” means the ratio of EBITDA for any four consecutive fiscal quarters of the Company to Net Interest Expense for such period. “Inter est Period” means the six month period ending on each interest payment date as set forth in the first paragraph of the Notes. “Inter est Rate Step - Up” means one - half of one percent ( 0 . 50% ) per annum at any time unless the Total Debt/EBITDA Ratio is greater than or equal to 3 . 00 to 1 . 00 as of the last day of either of the two fiscal quarters than most recently ended, in which case the Interest rate Step - Up shall be one percent ( 1 . 00% ) per annum at such time . “J ayset Purchase Price” has the meaning set forth in the Waiver and Amendment, dated as of April 18, 2019, to which the Company and the holders of the Notes are parties. “Lien” means with respect to the property or assets of any Person, a mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge or other security interest of any kind in or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement, and any financing lease under which such Person is lessee having substantially the same economic effect as any of the foregoing) . “Make - Whole Amount” is defined in Section 8.9. Schedule B - 10 4894 - 1149 - 4424 v2

“Material” means material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Company and its Subsidiaries taken as a whole. “Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company or any Guarantor to perform its obligations under this Agreement, the Notes or any other Financing Document to which the Company is a party (in the case of the Company) or this Agreement, the Guarantees or any other Financing Document to which the Guarantor is a party (in the case of any Guarantor), or (c) the validity or enforceability of this Agreement, the Notes, the Guarantees or any other Financing Documents . “Material Credit Facility” means, as to the Company and its Subsidiaries, (a) the Credit Agreement, including any renewals, extensions, amendments, supplements, restatements, replacements or refinancing thereof ; (b) any agreement(s) creating or evidencing any debt securities of the Company or any Subsidiary that are privately placed, or in respect of which the Company or any Subsidiary is an obligor or otherwise provides a guarantee or other credit support, in each case, in any amount available to be borrowed and/or outstanding under such debt securities ; and (c) any other agreement(s) creating or evidencing indebtedness for borrowed money entered into by the Company or any Subsidiary, or in respect of which the Company or any Subsidiary is an obligor or otherwise provides a guarantee or other credit support (“Cr edit Facility”), in a principal amount outstanding or available for borrowing equal to or greater than $ 50 , 000 , 000 (or the equivalent of such amount in the relevant currency of payment, determined as of the date of the closing of such facility based on the exchange rate of such other currency) ; and if no Credit Facility or Credit Facilities equal or exceed such amounts, then the largest Credit Facility shall be deemed to be a Material Credit Facility . “Mater ial Subsidiary” means any Subsidiary of the Company that generates equal to or greater than U.S.$500,000 in 2% of EBITDA in any fiscal year of the Company. “Maturity Date” is defined in the first paragraph of each Note. “Multiemployer Plan” means any Plan that is a “multiemployer plan” (as such term is defined in section 4001(a)(3) of ERISA). “NAIC” means the National Association of Insurance Commissioners or any successor thereto. “NAIC Annual Statement” is defined in Section 6.2(a). “Net Interest Expense” means, with respect to any period, the total interest expense of the Company and its Subsidiaries as shown on the consolidated income statement of the Schedule B - 11 4894 - 1149 - 4424 v2

Company for such period determined in accordance with U.S. GAAP less the amount of interest income reflected on such income statement. “Net Proceeds” means, with respect to any Disposition of any property by any Person, an amount equal to (a) the aggregate amount of the consideration (valued at the fair market value of such consideration at the time of the consummation of such Disposition) received by such Person in respect of such Disposition : minus (b) all reasonable out - of - pocket costs, fees commissions and other expenses incurred by such Person in connection with such Disposition and income taxes paid or reasonably estimated to be payable in connection therewith . “Nor malizing Adjustments” is defined in the definition of “Total Debt/EBITDA Ratio”. “Notes” is defined in Section 1. “OBCA” is defined in Section 1. “OFAC” is defined in Section 5.16(a). “OFAC Listed Person” is defined in Section 5.16(a). “OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing . A list of OFAC Sanctions Programs may be found at http : //www . treasury . gov/resource - center/sanctions/Programs/Pages/Programs . aspx . “Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate. “Old FirstService” is defined in Section 1. “Or iginal Agreement” is defined in Section 1. “Or iginal Notes” is defined in Section 1. “PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto. “Permitted Liens” is defined in Section 10.3. “Permitted Intercompany Loans” means advances and accounts between one or more of the Company and any of its Subsidiaries, which shall be on commercially reasonable terms , provided that any such advance or account is secured by means of a security agreement in form and substance satisfactory to the Collateral Agent, is assigned to the Collateral Agent and forms part of the Collateral . Schedule B - 12 4894 - 1149 - 4424 v2

“Permitted Senior Secured Indebtedness” means any senior secured Indebtedness of the Company or any Guarantor, whether now existing or hereafter issued or incurred at any time and from time to time while the Notes are outstanding, which is permitted pursuant to the terms of this Agreement and which is secured on a pari passu basis with, or is subordinate to (upon terms acceptable to the holders of the Notes ), the Liens on the Collateral granted in favor of the Collateral Agent under the Security Documents . For the avoidance of doubt, Permitted Senior Secured Indebtedness shall not include Indebtedness of the Company or any Guarantor which is preferred as a result of being secured by assets other than the Collateral (but then only to the extent of such security) . “Permitted Liens” is defined in Section 10.3. “Person” means an individual, partnership, corporation, limited liability company, unlimited liability company, association, trust, unincorporated organization, business entity or Governmental Authority . “Plan” means an “employee benefit plan” (as defined in section 3 (3) of ERISA) subject to Title I of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability . “Pr e - emption Notice” is defined in Section 7.5. “Priority Debt” means, at any time, the sum (without duplication) of (i) the aggregate unpaid principal amount of Indebtedness of the Company and each Subsidiary secured by Liens (other than Liens permitted by Section 10 . 3 (a) through ( n m ) of this Agreement) plus (ii) without duplication, the aggregate unpaid principal amount of Indebtedness of all Subsidiaries (other than Indebtedness permitted by subsections (a) through (d) of Section 10 . 7 ) . “property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate . “Proposed Prepayment Date” is defined in Section 8.4(b)(ii). “PTE” is defined in Section 6.2(a). “QPAM Exemption” is defined in Section 6.2(e). “Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144 A(a)(1) under the Securities Act . “Ratable Portion of the Net Proceeds” means, in respect of any Note and an offered prepayment thereof in connection with a Disposition, as contemplated by Section 8 . 4 (a)(ii), an amount equal to the product of (i) the Net Proceeds attributable to such Disposition multiplied by (ii) a fraction, the numerator of which is the outstanding principal amount of such Note and the denominator of which is the aggregate principal amount of all Indebtedness of the Company and Schedule B - 13 4894 - 1149 - 4424 v2

its Subsidiaries, determined on a consolidated basis, ranking pari passu with such Note (including, without limitation, Indebtedness evidenced by the other Notes and Indebtedness of the Company and its Subsidiaries under, or in respect of, the Credit Agreement) . “Related Fund” means, with respect to any holder of any Note, any fund or entity that (i) invests in securities or bank loans, and (ii) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor . “Reliable Jurisdiction” means a country (a) with a reliable security and enforcement regime, and (b) where the burden or cost of obtaining guarantees, equity pledge agreements or possession of equity interests does not outweigh the benefits afforded thereby, as reasonably determined , subject to Section 7 . 5 , by the Bank Collateral Agent Required Holders . “Required Holders” means at any time, on or after the Closing, the holders of a majority in principal amount of the Notes at the time outstanding, which shall include at least two unaffiliated holders if at least two or more unaffiliated holders then exist (exclusive of Notes then owned by the Company or any of its Affiliates). “Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement. “Secondar y Disposition Prepayment Offer” is defined in Section 8.4(a)(ii). “Secured Parties” means the holders from time to time of the Notes and the Collateral Agent, as agent for the holders from time to time of the Notes. “Securities Act” means the U.S. Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect. “Security Documents” means, (a) each of the Security Documents listed in Schedule 5 . 21 , or any Schedule thereto (as such Security Document may be amended, restated, reaffirmed or otherwise modified from time to time), (b) each of the other documents, instruments and agreements listed in Schedule 5 . 21 , or any Schedule thereto, and (c) the applicable Direct Security delivered or required to be each of the other documents, instruments and agreements executed or delivered after the date of the Closing and prior to the Collateral Release . “Senior Financial Officer” means the Chief Financial Officer of the Company, or any other person holding an equivalent position from time to time. “Shar eholders Agreements” means all agreements that create in favor of the Company or any Subsidiary call option rights with respect to any non - controlling interest in any Subsidiary. “Source” is defined in Section 6.2. “Subsidiary” means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of Schedule B - 14 4894 - 1149 - 4424 v2 contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership or joint venture if more than a 50 % interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries) . Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Company . “SVO” means the Securities Valuation Office of the NAIC (or any successor organization acceding to the authority thereof) . “Tax” or “Taxes” means all taxes (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and any other charges of any kind whatsoever, whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority . “Tax Event” means any amendment to, or change in, after the date of the Closing, the laws, regulations or published tax rulings (including tax treaties and regulations with respect to such treaties) of any Applicable Taxing Authority, or any amendment to or change after the date of the Closing in the official administration, interpretation or application of such laws, regulations, or rulings . “Third Amendment Agreement” means that certain Third Amendment to Amended and Restated Note and Guarantee Agreement, dated as of June 14 , 2022 , by and among the Company and each of the holders of the Notes . “Third Amendment Effective Date” means the “Amendment Effective Date” as such terms is defined in the Third Amendment Agreement . “Total Debt” at any time means all Indebtedness of the Company and its Subsidiaries at such time determined on a consolidated basis in accordance with U . S . GAAP after deduction of cash - on - hand or on deposit with any bank or financial institution located in Canada or the United States of America and not subject to any Lien (other than customary bankers’ Liens) or other restriction, plus the Cash Amount at such time . “Total Debt/EBITDA Ratio” at any time means the ratio of (x) Total Debt as at the end of the fiscal quarter most recently ended to (y) EBITDA for the period of the four consecutive fiscal quarters of the Company most recently ended, so as to include all Persons which became Subsidiaries during the relevant period, with EBITDA from the acquisition of such Persons to be included in the calculations by using the trailing 12 month EBITDA for such Persons, and so as to exclude the EBITDA of any former Subsidiary that ceased being a Subsidiary at any time during the previous four fiscal quarters . In addition, for purposes of this definition, EBITDA shall include a full year impact of the cost savings in respect of any Subsidiary which has become a Subsidiary during the period, if such savings are readily identifiable and can be immediately implemented (such as the elimination of salaries for redundant employees and elimination of various administrative functions which will, in the reasonable opinion of the Schedule B - 15 4894 - 1149 - 4424 v2

Company, become unnecessary or otherwise performed more cost - effectively) (such cost savings being collectively referred to as “Nor malizing Adjustments”) ; provided that such adjustments shall only be made if (i) the Company has provided to each holder of Notes that is an Institutional Investor the details of such Normalizing Adjustments following the completion of the acquisition or formation of such Subsidiary, and (ii) the Required Holders have not provided written notice to the Company within 15 Business Days of the receipt by each holder of Notes that is an Institutional Investor of such details that the Required Holders do not consent to the Normalizing Adjustments . “Tr ansaction Plan” is defined in Section 1 . “Tr ansactions” is defined in Section 1 . “Unr estricted Entities” means Eligible Businesses in which the Company or any Subsidiary has invested (whether or not such entity is controlled by the Company or any Subsidiary) having an aggregate initial investment value to the Company and the Subsidiaries (determined at the time of each such investment, including at the time of any subsequent investments in any particular entity in which the Company or any Subsidiary already has an interest) not exceeding US $ 25 , 000 , 000 75 , 000 , 000 . Schedule “C” lists the Unrestricted Entities as of the date of this Agreement . “USA PATRIOT Act” means United States Public Law 107 - 56 , Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 , as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect . “U.S. Dollar” or “U.S.$” means lawful money of the United States of America. “U.S. Economic Sanctions” is defined in Section 5.16(a). “U . S . GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America . “U . S . Guarantor” means each Guarantor organized under the laws of the United States of America or any state thereof (including the District of Columbia) . “Wholly - Owned Subsidiary” means, at any time, any Subsidiary one hundred percent ( 100% ) of all of the equity interests (except directors’ qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company’s other Wholly - Owned Subsidiaries at such time . Schedule B - 16 4894 - 1149 - 4424 v2

ANNEX B

EXHIBIT 1 (Form of Amended and Restated Guaranteed Senior Note due January 16, 2025)

EXHIBIT 1 [FORM OF NOTE] FIRSTSERVICE CORPORATION AMENDED AND RESTATED GUARANTEED SENIOR SECURED NOTE DUE JANUARY 16, 2025 No. R - [ ] U.S.$[ ] DB3/200238133.1 [Date] PPN: 33767E A*4 FOR VALUE RECEIVED, the undersigned, FIRSTSERVICE CORPORATION (herein called the “Company”), a company incorporated under the laws of Ontario, Canada, hereby promises to pay to [ ], or registered assigns, the principal sum of [ ] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on January 16, 2025 (the “Matur ity Date”), with interest (computed on the basis of a 360 - day year of twelve 30 - day months) (a) on the unpaid balance hereof at the Applicable Rate (as defined in the Note Purchase Agreement referred to below) with respect to this Note, payable semiannually, on the 16th day of January and July in each year, commencing with the January 16 or July 16 next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make - Whole Amount (as defined in the Note and Guarantee Agreement referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum equal to the Default Rate. For purposes of any legislation respecting statement of interest rates, the yearly rate for a 365 - or 366 - day year, as the case may be, that can be stated to be equivalent to the rate specified in the Notes as being “computed on the basis of a 360 - day year of twelve 30 - day months” (the “360 - Day Rate”) is the 360 - Day Rate multiplied by the actual number of days in the year divided by 360; and the use of the term “360 - day year of twelve 30 - day months” is for matters of calculation of the quarterly interest payments and does not alter the yearly rate described above. The foregoing sentence is for disclosure purposes only and shall not otherwise affect the terms of this Note as set forth herein. To the extent the Interest Act (Canada) is deemed applicable to this Note, all interest which accrues under this Note shall be calculated using the nominal rate method and not the effective rate method and the deemed reinvestment principle shall not apply to such calculations. Payments of principal of, interest on and any Make - Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of JPMorgan Chase Bank, N . A . in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note and Guarantee Agreement referred to below . This Note evidences the same indebtedness of the Company previously evidenced by the 3 . 84 % Guaranteed Senior Secured Notes due January 16 , 2025 issued under the Original

Agreement, and is issued as an amendment and restatement of such Guaranteed Senior Secured Note as one of the Amended and Restated Guaranteed Senior Secured Notes due January 16 , 2025 (herein called the “Notes”) issued pursuant to the Amended and Restated Note and Guarantee Agreement dated as of June 1 , 2015 (as from time to time amended, the “Note and Guarantee Agreement”), among the Company and the Existing Noteholders named therein and is entitled to the benefits thereof . Unless otherwise indicated, capitalized terms used herein and not defined herein have the respective meanings ascribed to such terms in the Note and Guarantee Agreement . Each holder of this Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 22 of the Note and Guarantee Agreement and to have made the representation set forth in Section 6 . 2 of the Note and Guarantee Agreement . Payment of the principal of, and Make - Whole Amount, if any, and interest on this Note, and any other amounts which may become owing under the Note and Guarantee Agreement or this Note, has been guaranteed by the Guarantors in accordance with the terms of the Guarantees . This Note is secured by, and entitled to the benefits of, the Security Documents and reference is made to the Security Documents for the terms and conditions governing the collateral security for the obligations of the Company hereunder . The rights and remedies of the Collateral Agent and the holders of the Notes under the Note and Guarantee Agreement, the Notes and the other Financing Documents shall be subject to the terms and provisions of the Intercreditor Agreement for so long as the same remains in effect . This Note is a registered Note and, as provided in the Note and Guarantee Agreement, upon surrender of this Note for registration of transfer accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee . Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary . The Company will make required prepayments of principal on the dates and in the amounts specified in the Note and Guarantee Agreement . This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note and Guarantee Agreement, but not otherwise . If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make - Whole Amount) and with the effect provided in the Note and Guarantee Agreement . DB3/200238133.1

DB3/200238133.1 THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE COMPANY AND THE HOLDER OF THIS NOTE SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK, EXCLUDING CHOICE - OF - LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD PERMIT THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE . FIRSTSERVICE CORPORATION By Name: Jeremy Rakusin Title: Chief Financial Officer